CONFIDENTIAL AND PROPRIETARY

VRDP SHARES FEE AGREEMENT

dated as of

September 17, 2025

between

BLACKROCK MUNICIPAL CREDIT ALPHA PORTFOLIO, INC.
as Issuer
and

BANK OF AMERICA, N.A.
as Liquidity Provider

BlackRock Municipal Credit Alpha Portfolio, Inc.
Series W-7
Variable Rate Demand Preferred Shares

TABLE OF CONTENTS

VRDP SHARES FEE AGREEMENT

VRDP SHARES FEE AGREEMENT dated as of September 17, 2025, between **BLACKROCK MUNICIPAL CREDIT ALPHA PORTFOLIO, INC.**, a closed-end investment company organized as a Maryland corporation, as issuer (the "*Fund*"), and **BANK OF AMERICA, N.A.**, a national banking association, including its successors and assigns, as liquidity provider (the "*Liquidity Provider*").

WHEREAS, the Fund has authorized the issuance of 350 Series W-7 Variable Rate Demand Preferred Shares, par value $0.10 per share, with a liquidation preference of $100,000 per share (the "*VRDP Shares*");

WHEREAS, the Fund wishes to enhance the liquidity of the VRDP Shares by providing for the right of Holders (as defined below) and Beneficial Owners (as defined below) to tender VRDP Shares pursuant to the Articles Supplementary (as defined below) and for the obligation of the Liquidity Provider to purchase VRDP Shares pursuant to the Purchase Obligation (as defined below);

WHEREAS, the original issuance of the VRDP Shares by the Fund is conditioned upon, and subject to, the Purchase Obligation being in effect with respect to the VRDP Shares; and

WHEREAS, the Articles Supplementary provides that the Fund for the benefit of the Holders and Beneficial Owners of VRDP Shares shall (i) maintain a VRDP Shares Purchase Agreement (as defined below) providing a Purchase Obligation on an ongoing basis to the extent that the Fund can do so on a commercially reasonable basis, and (ii) provide Holders and Beneficial Owners with advance notice of any termination of the Purchase Obligation;

WHEREAS, the Fund has designated a Special Rate Period for the VRDP Shares pursuant to, and in accordance with, the Articles Supplementary (the "*Current Special Rate Period*"). The Current Special Rate Period will terminate on September 14, 2028 or such later date to which it may be extended in accordance with the terms set forth thereunder pursuant to the Notice of Special Rate Period attached to the Articles Supplementary as Appendix A (the "*Current Notice of Special Rate Period*"); and

NOW, THEREFORE, in consideration of the respective agreements contained herein, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.01   *Definitions.*

The following terms, as used herein, have the following meanings:

"*1940 Act*" means the Investment Company Act of 1940, as amended.

"***Agent Member***" means a Person with an account at the Securities Depository that holds one or more VRDP Shares through the Securities Depository, directly or indirectly, for a Beneficial Owner and that will be authorized and instructed, directly or indirectly, by a Beneficial Owner to disclose information to the Remarketing Agent and the Tender and Paying Agent with respect to such Beneficial Owner.

"***Agreement***" means this VRDP Shares Fee Agreement, as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms hereof.

"***Articles of Incorporation***" means the Articles of Incorporation, as amended and supplemented, of the Fund, as filed with the State Department of Assessments and Taxation of the State of Maryland.

"***Articles Supplementary***" means the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Demand Preferred Shares with respect to the Fund as amended from time to time in accordance with the provisions thereof.

"***Alternate VRDP Shares Purchase Agreement***" means any agreement with a successor liquidity provider replacing the VRDP Shares Purchase Agreement (or any replacement therefor) upon its termination in accordance with its terms and containing a Purchase Obligation substantially similar to the Purchase Obligation therein, as determined by the Fund.

"***Applicable Rate***" means the dividend rate per annum on any share of VRDP Shares for a Rate Period determined as set forth in Section 2(e)(i) of Part I of the Articles Supplementary or in the definition of "Maximum Rate," as applicable.

"***Available Commitment***" as of any day means, with respect to the VRDP Shares, the sum of the aggregate Liquidation Preference of the VRDP Shares then Outstanding plus all accumulated but unpaid dividends, whether or not earned or declared.

"***Basic Maintenance Amount***," as of any Valuation Date, has the meaning set forth in the Rating Agency Guidelines.

"***Beneficial Owner***" means a Person in whose name VRDP Shares are recorded as beneficial owner of such VRDP Shares by the Securities Depository, an Agent Member or other securities intermediary on the records of such Securities Depository, Agent Member or securities intermediary, as the case may be, or such Person's subrogee, including the Liquidity Provider to the extent it is at any time such a beneficial owner of VRDP Shares (irrespective of any assignment or transfer by the Liquidity Provider of its voting rights).

"***Board***" means the Board of Directors of the Fund or any duly authorized committee thereof.

"***Business Day***" means a day other than a day (a) on which commercial banks in The City of New York, New York are required or authorized by law or executive order to close or (b) on which the New York Stock Exchange is closed.

"**_Closing Date_**" means September 17, 2025 subject to the satisfaction of the conditions specified in Section 3.01.

"**_Code_**" means the Internal Revenue Code of 1986, as amended.

"**_Common Shares_**" means shares of common stock, par value $0.10 per share, of the Fund.

"**_Conditional Acceptance_**" means a conditional acceptance by the Liquidity Provider of an extension of the Scheduled Termination Date.

"**_Confidential Information_**" has the meaning set forth in Section 8.15.

"**_Custodian_**" means a bank, as defined in Section 2(a)(5) of the 1940 Act, that has the qualifications prescribed in paragraph 1 of Section 26(a) of the 1940 Act, or such other entity as shall be providing custodian services to the Fund as permitted by the 1940 Act or any rule, regulation, or order thereunder, and shall include, as appropriate, any similarly qualified sub-custodian duly appointed by the Custodian.

"**_Date of Original Issue_**," with respect to the VRDP Shares, means the date on which the Fund initially issued such VRDP Shares.

"**_Defeased Securities_**" means a security for which cash, cash equivalents or other eligible property has been pledged in an amount sufficient to make all required payments on such security to and including maturity, in accordance with the instrument governing the issuance of such security.

"**_Deposit Securities_**" means, as of any date, any United States dollar-denominated security or other investment of a type described below that either (i) is a demand obligation payable to the holder thereof on any Business Day or (ii) has a maturity date, mandatory redemption date or mandatory payment date, on its face or at the option of the holder, preceding the relevant payment date in respect of which such security or other investment has been deposited or set aside as a Deposit Security:

(1)   cash or any cash equivalent;

(2)   any U.S. Government Security;

(3)   any Municipal Obligation that has a credit rating from at least one NRSRO that is the highest applicable rating generally ascribed by such NRSRO to Municipal Obligations with substantially similar terms as of the date of the Articles Supplementary (or such rating's future equivalent), including (A) any such Municipal Obligation that has been pre-refunded by the issuer thereof with the proceeds of such refunding having been irrevocably deposited in trust or escrow for the repayment thereof and (B) any such fixed or variable rate Municipal Obligation that qualifies as an eligible security under Rule 2a-7 under the 1940 Act;

(4)   any investment in any money market fund registered under the 1940 Act that qualifies under Rule 2a-7 under the 1940 Act, or similar investment vehicle described in Rule

12d1-1(b)(2) under the 1940 Act, that invests principally in Municipal Obligations or U.S. Government Securities or any combination thereof; or

(5)   any letter of credit from a bank or other financial institution that has a credit rating from at least one NRSRO that is the highest applicable rating generally ascribed by such NRSRO to bank deposits or short-term debt of similar banks or other financial institutions as of the date of the Articles Supplementary (or such rating's future equivalent).

"**_Derivative Contract_**" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, forward swap transactions, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, futures contracts, repurchase transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "**Master Agreement**"), including any such obligations or liabilities under any Master Agreement.

"**_Derivative Termination Value_**" means, in respect of any one or more Derivative Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Derivative Contracts, (a) for any date on or after the date such Derivative Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Derivative Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Derivative Contracts (which may include the Liquidity Provider or an affiliate of the Liquidity Provider).

"**_Discounted Value_**" as of any Valuation Date, shall have the meaning set forth in the Rating Agency Guidelines.

"**_Dividend Payment Date_**" except as otherwise provided in Section 2(d) of Part I of the Articles Supplementary, means the date that is the first Business Day of each calendar month.

"**_Dividend Period_**," with respect to VRDP Shares, means the period from, and including, the Date of Original Issue of VRDP Shares to, but excluding, the initial Dividend Payment Date for VRDP Shares and any period thereafter from, and including, one Dividend Payment Date for VRDP Shares to, but excluding, the next succeeding Dividend Payment Date for VRDP Shares.

"**_Effective Leverage Ratio_**" means the quotient of:

(A)   the sum of (i) the aggregate liquidation preference of the Fund's "senior securities" (as that term is defined in the 1940 Act) that are stock, plus any accumulated but unpaid dividends thereon, excluding, without duplication, (x) any such senior securities for which the Fund has issued a Notice of Redemption and either has delivered Deposit Securities to the Tender and Paying Agent or otherwise has adequate Deposit Securities on hand and segregated on the books and records of the Custodian for the purpose of such redemption; (ii) the aggregate principal amount of a Fund's "senior securities representing indebtedness" (as that term is defined in the 1940 Act), plus any accrued but unpaid interest thereon; (iii) the aggregate principal amount of floating rate trust certificates corresponding to the associated residual floating rate trust certificates owned by the Fund (less the aggregate principal amount of any such floating rate trust certificates owned by the Fund and corresponding to the associated residual floating rate trust certificates owned by the Fund); and (iv) the aggregate amount of the Fund's repurchase obligations under repurchase agreements.

divided by

(B)   the Market Value of the Fund's total assets (including amounts attributable to assets financed with the proceeds of the instruments referred to in clause (A) above but excluding Deposit Securities segregated at the Custodian in accordance with clause (A) above).

"***Effective Leverage Ratio Cure Period***" has the meaning set forth in Section 6.18.

"***Electronic Means***" means email transmission, facsimile transmission or other similar electronic means of communication providing evidence of transmission (but excluding online communications systems covered by a separate agreement) acceptable to the sending party and the receiving party, in any case if operative as between any two parties, or, if not operative, by telephone (promptly confirmed by any other method set forth in this definition), which, in the case of notices to the Tender and Paying Agent, shall be sent by such means as set forth in Section 7.02 of the Tender and Paying Agent Agreement or as specified in the related notice.

"***Eligible Assets***" means the instruments listed on Exhibit A to this Agreement, as amended from time to time with the prior consent of the Liquidity Provider.

"***Exchange Act***" means the U.S. Securities Exchange Act of 1934, as amended.

"***Extraordinary Corporate Event***" means as to the Liquidity Provider, (i) the consolidation, amalgamation with, or merger with or into or the transfer of all or substantially all of the Liquidity Provider's assets to another entity, or (ii) the dissolution, for any reason, of the Liquidity Provider other than in connection with the consolidation, amalgamation with, or merger with or into another entity or the transfer of all or substantially all of the Liquidity Provider's assets; provided, however, that with respect to (i) above, an Extraordinary Corporate Event does not include any of the listed occurrences where (x) the surviving entity, or transferee of all or substantially all of the Liquidity Provider's assets (a) assumes all of the obligations of the Liquidity Provider under the terms of the VRDP Shares Purchase Agreement and (b) has short-term debt ratings in one of the two highest rating categories from the Requisite NRSROs and (y) the Liquidity Provider has provided notice in writing to the Fund confirming the information described in (x) at least 10 days prior to the scheduled date of the applicable listed occurrence in (i) above.

"*Failed Remarketing Condition*" means a Failed Remarketing Condition—Purchased VRDP Shares or a Failed Remarketing Condition—Unpurchased VRDP Shares.

"*Failed Remarketing Condition—Purchased VRDP Shares*" means that the Liquidity Provider acquires and continues to be the beneficial owner for federal income tax purposes of any VRDP Shares in connection with purchases made pursuant to the Purchase Obligation (whether as a result of an unsuccessful Remarketing or a Mandatory Purchase) on any Purchase Date including VRDP Shares that the Liquidity Provider continues to be the beneficial owner of for federal income tax purposes after the expiration or termination of the VRDP Shares Purchase Agreement.

"*Failed Remarketing Condition—Purchased VRDP Shares Redemption*" means redemption by the Fund, at a redemption price equal to $100,000 per share *plus* accumulated but unpaid dividends thereon (whether or not earned or declared) to, but excluding, the date fixed by the Board for redemption, of VRDP Shares that the Liquidity Provider shall have acquired pursuant to the Purchase Obligation and continued to be the beneficial owner of for federal income tax purposes for a continuous period of six months during which such VRDP Shares are tendered for Remarketing on each Business Day in accordance with the Related Documents but cannot be successfully remarketed (i.e., a Failed Remarketing Condition—Purchased VRDP Shares shall have occurred and be continuing for such period of time with respect to such VRDP Shares), determined by the Fund on a first-in, first-out basis, in accordance with and subject to the provisions of Section 6.21 of this Agreement and the Articles Supplementary.

"*Failed Remarketing Condition—Unpurchased VRDP Shares*" means that a Beneficial Owner (other than the Liquidity Provider or its affiliates) continues to hold VRDP Shares, that were subject to a Tender in accordance with the VRDP Shares Purchase Agreement, after any Purchase Date as a result of the failure by the Liquidity Provider for any reason to purchase such VRDP Shares pursuant to the Purchase Obligation (whether as a result of an unsuccessful Remarketing or a Mandatory Purchase) ("**Unpurchased VRDP Shares**"), until such time as all Outstanding Unpurchased VRDP Shares are (i) successfully remarketed pursuant to a Remarketing, (ii) purchased by the Liquidity Provider pursuant to the Purchase Obligation, or (iii) if not successfully remarketed pursuant to a Remarketing or purchased by the Liquidity Provider pursuant to the Purchase Obligation, the subject of a properly tendered Notice of Revocation (or any combination of the foregoing); and any Unpurchased VRDP Shares shall be deemed tendered for Remarketing until the earliest to occur of the foregoing events (i), (ii) or (iii) with respect to such Unpurchased VRDP Shares.

"*Final Notice of Purchase*" means, in connection with an Optional Tender or a Mandatory Tender, a Notice of Purchase delivered by the Tender and Paying Agent to the Liquidity Provider (or directly to the Liquidity Provider by Beneficial Owners or their Agent Members, in the case of an Optional Tender, or Holders, in the case of a Mandatory Tender, if there is no Tender and Paying Agent or for any reason the Tender and Paying Agent does not perform its obligations) on the Purchase Date indicating the number of VRDP Shares to be purchased on such date pursuant to the Purchase Obligation, or, in connection with a Mandatory Purchase, the Mandatory Purchase Notice delivered by the Fund or the Tender and Paying Agent on behalf of the Fund.

"*Fitch*" means Fitch Ratings.

"***Fitch Discount Factor***" means the discount factors set forth in the Fitch Guidelines for use in calculating the Discounted Value of the Fund's assets in connection with Fitch's long-term preferred shares ratings of the VRDP Shares at the request of the Fund.

"***Fitch Eligible Assets***" means assets of the Fund set forth in the Fitch Guidelines as eligible for inclusion in calculating the Discounted Value of the Fund's assets in connection with Fitch's long-term preferred shares ratings of the VRDP Shares at the request of the Fund

"***Fitch Guidelines***" means the guidelines applicable to Fitch's current long-term preferred shares ratings of the VRDP Shares, provided by Fitch in connection with Fitch's long- term preferred shares ratings of shares of a Series of VRDP Shares at the request of the Fund (a copy of which is available on request to the Fund), in effect on the date hereof and as may be amended from time to time, provided, however, that any such amendment will not be effective for thirty (30) days from the date that Fitch provides final notice of such amendment to the Fund

"***Fund***" has the meaning set forth in the preamble to this Agreement.

"***Fund Insolvency Event***" means that the Fund becomes a debtor under Title 11 of the United States Bankruptcy Code or becomes subject to insolvency or liquidation proceedings under any United States federal or state, or any other law.

"***Holder***" means a Person in whose name a VRDP Share is registered in the registration books of the Fund maintained by the Tender and Paying Agent.

The word "***including***" means "including without limitation."

"***Indemnified Persons***" means, as applicable, the Fund and its affiliates and directors, officers, partners, employees, agents, representatives and control persons within the meaning of the Exchange Act, entitled to indemnification by the Liquidity Provider, or the Liquidity Provider and its affiliates and directors, officers, partners, employees, agents, representatives and control persons within the meaning of the Exchange Act, entitled to indemnification by the Fund, in each case, under Section 8.03.

"***Initial Rate Period***" with respect to the VRDP Shares, means the period commencing on and including the Date of Original Issue thereof and ending on, and including, the next succeeding Wednesday, as set forth under "Designation" in the Articles Supplementary.

"***Investment Adviser***" means BlackRock Advisors LLC, or any successor company or entity.

"***Legal Process***" has the meaning set forth in Section 8.15.

"***Liquidation Preference,***" with respect to a given number of VRDP Shares, means $100,000 times that number.

"***Liquidity Account***" has the meaning set forth in Section 6.22(a).

"***Liquidity Account Investments***" means Deposit Securities or any other security or investment owned by the Fund that is rated not less than A-/A3 or the equivalent rating (or any such rating's future equivalent) by each NRSRO then rating such security or investment (or if rated by only one NRSRO, by such NRSRO) or, if no NRSRO is then rating such security, deemed to be, with the prior written consent of the Liquidity Provider, of an equivalent rating by the Investment Adviser on the Fund's books and records.

"***Liquidity Provider***" has the meaning set forth in the preamble of this Agreement.

"***Liquidity Provider Information***" means (i) the information under the captions "Summary–Liquidity Provider" and "Liquidity Provider" in the Offering Memorandum and (ii) any information in the Remarketing Materials under the captions "Summary Liquidity Provider" or "Liquidity Provider", which in each case has been furnished in writing by the Liquidity Provider or its affiliates for inclusion therein (including without limitation through incorporation by reference).

"***Liquidity Provider Ratings Event***" means the Liquidity Provider shall fail to maintain at any time short-term debt ratings in one of the two highest rating categories from the Requisite NRSROs.

"***Liquidity Provider Ratings Event Termination Date***" means the date established by the Tender and Paying Agent, acting upon instructions of the Fund pursuant to the Tender and Paying Agent Agreement, for termination of the VRDP Shares Purchase Agreement upon the occurrence of a Liquidity Provider Ratings Event, which date shall be not less than 16 days nor more than 30 days following the date on which such Liquidity Provider Ratings Event first occur.

"***Liquidity Requirement***" has the meaning set forth in Section 6.22(b).

"***Mandatory Purchase***" means the mandatory purchase of Outstanding VRDP Shares by the Liquidity Provider pursuant to the VRDP Shares Purchase Agreement in connection with a Mandatory Purchase Event.

"***Mandatory Purchase Date***" means the Purchase Date for a Mandatory Purchase in accordance with the Articles Supplementary and the VRDP Shares Purchase Agreement.

"***Mandatory Purchase Event***" means, (i) in connection with the termination of the VRDP Shares Purchase Agreement due to its expiration as of a Scheduled Termination Date, by the fifteenth day prior to any such Scheduled Termination Date, (a) the Liquidity Provider shall not have agreed to an extension or further extension of the Scheduled Termination Date to a date not earlier than 180 days from the Scheduled Termination Date of the VRDP Shares Purchase Agreement then in effect, and (b) the Fund shall not have obtained and delivered to the Tender and Paying Agent an Alternate VRDP Shares Purchase Agreement with a termination date not earlier than 180 days from the Scheduled Termination Date of the VRDP Shares Purchase Agreement being replaced, or (ii) in connection with the termination of the VRDP Shares Purchase Agreement due to a Liquidity Provider Ratings Event or Related Party Termination Event, by the fifteenth day prior to the Liquidity Provider Ratings Event Termination Date or Related Party Termination Date, as the case may be, the Fund shall not have obtained and delivered to the Tender and Paying Agent

an Alternate VRDP Shares Purchase Agreement with a termination date not earlier than 180 days from the Liquidity Provider Ratings Event Termination Date or Related Party Termination Date, as the case may be, of the VRDP Shares Purchase Agreement being replaced. The Mandatory Purchase Event shall be deemed to occur on such fifteenth day prior to any Scheduled Termination Date, Liquidity Provider Ratings Event Termination Date or Related Party Termination Date, as the case may be.

"***Mandatory Purchase Notice***" means, in connection with the Mandatory Purchase of VRDP Shares, a notice substantially in the form attached to the VRDP Shares Purchase Agreement as Exhibit B, delivered by the Fund or the Tender and Paying Agent on behalf of the Fund to the Holders and the Liquidity Provider in accordance with the VRDP Shares Purchase Agreement specifying a Mandatory Purchase Date.

"***Mandatory Tender***," with respect to a Mandatory Tender Event, means the mandatory tender of all VRDP Shares by Holders for Remarketing, or, in the event (i) no Remarketing occurs on or before the Purchase Date or (ii) pursuant to an attempted Remarketing, VRDP Shares remain unsold and the Remarketing Agent does not purchase for its own account the unsold VRDP Shares tendered to the Tender and Paying Agent for Remarketing (provided, that the Remarketing Agent may seek to sell such VRDP Shares in a subsequent Remarketing prior to the Purchase Date), for purchase by the Liquidity Provider at the Purchase Price pursuant to Section 2 of Part II of the Articles Supplementary and the VRDP Shares Purchase Agreement.

"***Mandatory Tender Event***" means (a) each failure by the Fund to make a scheduled payment of dividends on a Dividend Payment Date; (b) the occurrence of a Liquidity Provider Ratings Event (which shall constitute a single Mandatory Tender Event upon the occurrence of such Liquidity Provider Ratings Event, whether or not continuing and whether or not such Liquidity Provider Ratings Event also results in a Mandatory Purchase Event; provided that, following restoration of the short-term debt ratings to the requisite level, a subsequent Liquidity Provider Ratings Event shall constitute a new Mandatory Tender Event); (c) in the event of a failure by the Fund to pay the Liquidity Provider the applicable fee when due under the terms of this Agreement if the Liquidity Provider (in its sole discretion) thereafter provides written notice to the Fund that such failure to pay such fee constitutes a Mandatory Tender Event; (d) the eighth day prior to the scheduled date of the occurrence of an Extraordinary Corporate Event; (e) the Fund shall have obtained and delivered to the Tender and Paying Agent an Alternate VRDP Shares Purchase Agreement by the 15th day prior to the Scheduled Termination Date, Liquidity Provider Ratings Event Termination Date or Related Party Termination Date, as the case may be, of the VRDP Shares Purchase Agreement being replaced; (f) the Fund shall have provided a Notice of Proposed Special Rate Period in accordance with the Articles Supplementary, except in the case of an Initial Special Rate Period; or (g) in the event of a breach by the Fund of its Effective Leverage Ratio covenant with the Liquidity Provider set forth in Section 6.18 of this Agreement and the failure to cure such breach within 60 days from the date of such breach (which 60-day period would include the Effective Leverage Ratio Cure Period), if the Liquidity Provider (in its sole discretion) thereafter provides written notice to the Fund and the Tender and Paying Agent that the failure to timely cure such breach constitutes a Mandatory Tender Event (subject to the Fund curing such breach prior to the delivery date of such notice from the Liquidity Provider).

"**Mandatory Tender Notice**" means, in connection with the Mandatory Tender of VRDP Shares, a notice, substantially in the form attached to the VRDP Shares Remarketing Agreement as Annex II, delivered by the Fund or the Tender and Paying Agent on behalf of the Fund to the Holders and the Liquidity Provider in accordance with the VRDP Shares Purchase Agreement specifying a Mandatory Tender Event and Purchase Date.

"**Market Value**" of any asset of the Fund means the market value thereof determined by an independent third-party pricing service designated pursuant to the Fund's valuation policies and procedures approved from time to time by the Board for use in connection with the determination of the Fund's net asset value. Market Value of any asset shall include any interest or dividends, as applicable, accrued thereon. The pricing service values portfolio securities at the mean between the quoted bid and asked price or the yield equivalent when quotations are readily available. Securities for which quotations are not readily available are valued at fair value as determined by the pricing service using methods which include consideration of: yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers; and general market conditions. The pricing service may employ electronic data processing techniques or a matrix system, or both, to determine valuations.

"**Maximum Rate**" with respect to the VRDP Shares, has the meaning specified in the Articles Supplementary.

"**Minimum Rate Period**" means any Rate Period consisting of seven Rate Period Days, as adjusted to reflect any changes when the regular day that is a Rate Determination Date is not a Business Day.

"**Minimum VRDP Shares Asset Coverage**" means asset coverage, as defined in Section 18(h) of the 1940 Act as of the date hereof (excluding (1) from the denominator of such asset coverage test any such senior securities for which the Fund has issued a Notice of Redemption and either has delivered Deposit Securities to the Tender and Paying Agent or otherwise has adequate Deposit Securities on hand and segregated on the books and records of the Custodian for the purpose of such redemption and (2) from the numerator of such asset coverage test, any Deposit Securities referred to in the previous clause (1)), with such changes thereafter as agreed with the prior written consent of the Liquidity Provider, of at least 200% or such higher percentage as required and specified in this Agreement, but, in any event, not more than 250%, with respect to all outstanding senior securities of the Fund which are stock, including all Outstanding VRDP Shares (or, in each case, if higher, such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are stock of a closed-end investment company as a condition of declaring dividends on its common shares or stock).

"**Minimum VRDP Shares Asset Coverage Cure Date**" with respect to the failure by the Fund to maintain the Minimum VRDP Shares Asset Coverage (as required by the Articles Supplementary and this Agreement) as of the last Business Day of each month, means the tenth Business Day of the following month.

"**Moody's**" means Moody's Investors Service, Inc., a Delaware corporation, and its successors.

"***Moody's Discount Factor***" means the discount factors set forth in the Moody's Guidelines for use in calculating the Discounted Value of the Fund's assets in connection with Moody's long-term preferred share ratings of the VRDP Shares at the request of the Fund.

"***Moody's Eligible Assets***" means assets of the Fund set forth in the Moody's Guidelines as eligible for inclusion in calculating the Discounted Value of the Fund's assets in connection with Moody's long-term preferred share ratings of the VRDP Shares at the request of the Fund.

"***Moody's Guidelines***" means the guidelines applicable to Moody's current long-term preferred share ratings of the VRDP Shares, provided by Moody's in connection with Moody's ratings of shares of a Series of VRDP Shares at the request of the Fund (a copy of which is available on request of the Fund), in effect on the date hereof and as may be amended from time to time, provided, however that any such amendment will not be effective for thirty (30) days from the date that Moody's provides final notice of such amendment to the Fund.

"***Municipal Bonds***" has the meaning set forth in Section 4.12.

"***Municipal Obligations***" means municipal bonds as described in the section entitled "The Fund's Investments–Description of Municipal Bonds" in the Offering Memorandum.

"***Notice of Purchase***" means, as the context requires, a Preliminary Notice of Purchase or a Final Notice of Purchase, in each case, substantially in the form attached as Exhibit A to the VRDP Shares Purchase Agreement.

"***Notice of Redemption***" means any notice with respect to the redemption of VRDP Shares pursuant to paragraph (c) of Section 10 of Part I of the Articles Supplementary.

"***Notice of Revocation***" means, in connection with the revocation by a Beneficial Owner or its Agent Member of its Notice of Tender, a notice, substantially in the form attached to the Tender and Paying Agent Agreement as Exhibit C, delivered by a Beneficial Owner or its Agent Member to the Tender and Paying Agent indicating an intention to revoke the tender of some or all of the VRDP Shares for sale on a Purchase Date pursuant to Section 1 of Part II of the Articles Supplementary.

"***Notice of Tender***" means, in connection with an Optional Tender, a notice, substantially in the form attached to the Tender and Paying Agent Agreement as Exhibit A, delivered by a Beneficial Owner or its Agent Member to the Tender and Paying Agent indicating an intention to tender VRDP Shares for sale on a Purchase Date pursuant to Section 1 of Part II of the Articles Supplementary.

"***NRSRO***" means a "nationally recognized statistical rating organization" within the meaning of Section 3(a)(62) of the Exchange Act, that is not an "affiliated person" (as defined in Section 2(a)(3) of the 1940 Act) of the Fund or the Liquidity Provider, including, at the date hereof, Moody's and Fitch.

"***Offering Memorandum***" means the confidential private offering memorandum of the Fund relating to the offering of the VRDP Shares dated September 17, 2025, as amended, revised or supplemented from time to time, including in connection with any Remarketing, if applicable.

"***Optional Tender***" means any tender of VRDP Shares by a Beneficial Owner or its Agent Member to the Tender and Paying Agent, other than a Mandatory Tender, for Remarketing or, in the event (i) no Remarketing occurs on or before the Purchase Date, or (ii) pursuant to an attempted Remarketing, VRDP Shares remain unsold and the Remarketing Agent does not purchase for its own account the unsold VRDP Shares tendered to the Tender and Paying Agent for Remarketing (provided that the Remarketing Agent may seek to sell such VRDP Shares in a subsequent Remarketing prior to the Purchase Date), for purchase by the Liquidity Provider pursuant to Section 2 of Part II of the Articles Supplementary and the VRDP Shares Purchase Agreement.

The word "***or***" is used in its inclusive sense.

"***Other Rating Agency***" means each NRSRO, if any, other than Moody's or Fitch, then providing a short-term or long-term preferred shares rating for the VRDP Shares pursuant to the request of the Fund.

"***Other Rating Agency Guidelines***" means the guidelines applicable to each Other Rating Agency's long-term preferred shares ratings of the VRDP Shares, provided by an Other Rating Agency in connection with such Other Rating Agency's long-term preferred shares ratings of shares of a Series of VRDP Shares at the request of the Fund (a copy of which is available on request to the Fund), as may be amended from time to time, provided, however that any such amendment will not be effective except as agreed between the Other Rating Agency and the Fund.

"***Outstanding***" means, as of any date with respect to the VRDP Shares, the number of VRDP Shares theretofore issued by the Fund except, without duplication, (i) any VRDP Shares theretofore cancelled or delivered to the Tender and Paying Agent for cancellation or redemption by the Fund, (ii) any VRDP Shares with respect to which the Fund has given a Notice of Redemption and irrevocably deposited with the Tender and Paying Agent sufficient Deposit Securities to redeem such VRDP Shares, pursuant to Section 10 of Part I of the Articles Supplementary, (iii) any VRDP Shares as to which the Fund shall be a Beneficial Owner, and (iv) any VRDP Shares represented by any certificate in lieu of which a new certificate has been executed and delivered by the Fund; provided, however, with respect to clause (ii), any such VRDP Shares will be deemed to be Outstanding for purposes of the VRDP Shares Purchase Agreement until redeemed by the Fund.

"***Person***" means and includes an individual, a partnership, a corporation, a trust, an unincorporated association, a joint venture or other entity or a government or any agency or political subdivision thereof.

"***Preferred Shares***" means the preferred shares of the Fund, and includes the VRDP Shares.

"***Purchase Date***," with respect to any purchase of VRDP Shares, means (i) in connection with an Optional Tender, the date specified in a Notice of Tender, which date shall be no earlier than the seventh day (or, if such day is not a Business Day, the next succeeding Business Day)

following delivery to the Tender and Paying Agent of the Notice of Tender, (ii) in connection with a Mandatory Tender, the date specified in the Mandatory Tender Notice (or, if such day is not a Business Day, the next succeeding Business Day), subject to the immediately succeeding sentence below, or (iii) in connection with a Mandatory Purchase, the Mandatory Purchase Date specified in the Mandatory Purchase Notice (or, if such day is not a Business Day, the next succeeding Business Day). The Purchase Date in respect of a Mandatory Tender Event shall be not later than seven days following the date a Mandatory Tender Notice is sent to Holders by Electronic Means; provided, that: (A) the Purchase Date in connection with the failure of the Fund to pay the applicable fee to the Liquidity Provider may not be later than the last Business Day of the month such payment was due; (B) the Purchase Date in connection with the occurrence of an Extraordinary Corporate Event may not be later than the Business Day immediately preceding the occurrence of the Extraordinary Corporate Event (and, if no earlier Purchase Date is specified in a Mandatory Tender Notice with respect to such Extraordinary Corporate Event, the Business Day immediately preceding the occurrence of the Extraordinary Corporate Event shall be deemed to be the Purchase Date irrespective of the failure to have given or sent a Mandatory Tender Notice); (C) the Purchase Date in connection with the Fund obtaining an Alternate VRDP Shares Purchase Agreement may not be later than the Business Day immediately preceding the termination of the VRDP Shares Purchase Agreement being replaced and the effective date of such Alternate VRDP Shares Purchase Agreement (which may not be later than the termination date of the VRDP Shares Purchase Agreement); and (D) the Purchase Date in connection with a Notice of Proposed Special Rate Period may not be later than the first day of such proposed Special Rate Period.

"**Purchase Obligation**" means the unconditional and irrevocable obligation of the Liquidity Provider during the term and pursuant to the terms of the VRDP Shares Purchase Agreement to purchase Outstanding VRDP Shares on any Purchase Date at the Purchase Price from Beneficial Owners, in the case of any Optional Tender, and Holders, in the case of any Mandatory Tender or any Mandatory Purchase, in each case following delivery of a Final Notice of Purchase with respect to such VRDP Shares.

"**Purchase Price**" means an amount equal to the Liquidation Preference of any VRDP Shares to be purchased on a Purchase Date, *plus* any accumulated but unpaid dividends thereon (whether or not earned or declared), if any, to but excluding, the relevant Purchase Date.

"**Purchased VRDP Shares**" means all VRDP Shares purchased by the Liquidity Provider pursuant to the VRDP Shares Purchase Agreement, so long as the Liquidity Provider continues to be the beneficial owner for federal income tax purposes of such VRDP Shares.

"**QIB**" means a "qualified institutional buyer" as defined in Rule 144A under the Securities Act.

"**Rate Determination Date**" means, with respect to any series of VRDP Shares, the last day of a Rate Period for such series or, if such day is not a Business Day, the next succeeding Business Day; provided, however, that the next succeeding Rate Determination Date will be determined without regard to any prior extension of a Rate Determination Date to a Business Day.

"**Rate Period**" with respect to the VRDP Shares, means the Initial Rate Period and any Subsequent Rate Period, including any Special Rate Period.

"***Rate Period Days***" for any Rate Period, means the number of days that would constitute such Rate Period, but for the application of Section 2(d) of Part I of the Articles Supplementary or Section 4(b) of Part I of the Articles Supplementary.

"***Rating Agency***" means each of Fitch (if Fitch is then rating the VRDP Shares at the request of the Fund), Moody's (if Moody's is then rating the VRDP Shares at the request of the Fund) and any Other Rating Agency (if such Other Rating Agency is then rating the VRDP Shares at the request of the Fund).

"***Rating Agency Guidelines***" means Moody's Guidelines (if Moody's is then rating the VRDP Shares at the request of the Fund), Fitch Guidelines (if Fitch is then rating the VRDP Shares at the request of the Fund) and any Other Rating Agency Guidelines (if such Other Rating Agency is then rating the VRDP Shares at the request of the Fund).

"***Redemption Date***" means any date fixed for redemption in accordance with Section 10(c) of Part I of the Articles Supplementary.

"***Redemption Price***" means the applicable redemption price specified in Section 10(a) or 10(b) of Part I of the Articles Supplementary. "***Related Documents***" means this Agreement, the Articles of Incorporation, the Articles Supplementary, the VRDP Shares, the VRDP Shares Purchase Agreement, the VRDP Shares Remarketing Agreement and the Tender and Paying Agent Agreement.

"***Related Party***" means a related party for purposes of Section 267(b) or Section 707(b) of the Code, as such provisions may be amended from time to time.

"***Related Party Termination Date***" means the effective date of the termination of the VRDP Shares Purchase Agreement in accordance with its terms following the occurrence of a Related Party Termination Event.

"***Related Party Termination Event***" means the Liquidity Provider becoming a Related Party of the Fund other than through the acquisition of VRDP Shares pursuant to the terms of the VRDP Shares Purchase Agreement

"***Remarketing***" means the remarketing of VRDP Shares by the Remarketing Agent on behalf of the Beneficial Owners thereof pursuant to an Optional Tender or on behalf of the Holders thereof pursuant to a Mandatory Tender, as provided in the VRDP Shares Remarketing Agreement and the Articles Supplementary.

"***Remarketing Agent***" means, with respect to the VRDP Shares, the Person or Persons designated, with the prior written consent of the Liquidity Provider (which consent shall not be unreasonably withheld) as Remarketing Agent for the VRDP Shares, initially BofA Securities, Inc., and its or their permitted successors and assigns, which shall be deemed to include BofA Securities, Inc.

"***Remarketing Materials***" means (i) the Fund's most recent annual report and, if available, subsequent semi-annual report, which shall be deemed to have been made available upon the electronic availability of any such document on a public website, (ii) the most recent annual and, if available, interim report of the Liquidity Provider, which shall be deemed to have been made available upon the electronic availability of any such document on a public website, (iii) such other publicly available information as the Fund or the Liquidity Provider or the Remarketing Agent, if applicable, may reasonably request from time to time, of the Liquidity Provider, the Fund or the Remarketing Agent, and such other documentation, representations, warranties and certifications as the Fund, the Liquidity Provider or the Remarketing Agent, if applicable, may reasonably request, it being understood that the Fund, the Liquidity Provider or the Remarketing Agent, if applicable, may, in its discretion, determine to deliver to purchasers and prospective purchasers, in connection with the offer and sale of VRDP Shares by the Liquidity Provider, a Remarketing Memorandum, and (iv) such other publicly available information necessary, in the opinion of counsel for the Fund, the Liquidity Provider or the Remarketing Agent, if applicable, to amend or supplement the foregoing materials, in order that the foregoing materials will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time made available to or delivered to a purchaser.

"***Remarketing Memorandum***" means the Offering Memorandum or any written communication describing the Fund, the Liquidity Provider and/or the terms of the VRDP Shares and the Purchase Obligation, which has been approved by each party hereto in writing for use in connection with Remarketing prior to its use, which approval shall not be unreasonably withheld or delayed.

"***Representatives***" has the meaning set forth in Section 8.15.

"***Requisite NRSROs***" means (i) any two NRSROs that have issued a rating with respect to a security or class of debt obligations of an issuer; or (ii) if only one NRSRO has issued a rating with respect to such security or class of debt obligations of an issuer at the time a purchaser Acquires (as such term is defined from time to time in Rule 2a-7 under the 1940 Act) the security, that NRSRO.

"***Scheduled Termination Date***" means September 29, 2028, or any succeeding date to which the term of this Agreement is extended pursuant to Section 2.02.

"***SEC***" means the Securities and Exchange Commission.

"***Securities Act***" means the U.S. Securities Act of 1933, as amended.

"***Securities Depository***" means The Depository Trust Company, New York, New York, and any substitute for or successor to such securities depository that shall maintain a book-entry system with respect to the VRDP Shares.

"***Special Rate Period***" with respect to the VRDP Shares, has the meaning specified in Section 4(a) of Part I of the Articles Supplementary.

"***Special Redemption Provisions***" has the meaning specified in Section 10(a)(i) of Part I of the Articles Supplementary.

"**Subsequent Rate Period**" with respect to the VRDP Shares, means the period from, and including, the first day following the Initial Rate Period of the VRDP Shares to, and including, the next Rate Determination Date for the VRDP Shares and any period thereafter from, and including, the first day following a Rate Determination Date for the VRDP Shares to, and including, the next succeeding Rate Determination Date for the VRDP Shares; provided, however, that if any Subsequent Rate Period is also a Special Rate Period, such term shall mean the period commencing on the first day of such Special Rate Period and ending on, and including, the last day of the last Dividend Period thereof; except for Special Rate Periods, each Subsequent Rate Period will be a Minimum Rate Period.

"**Tender**" means either a Mandatory Tender or an Optional Tender, as applicable.

"**Tender and Paying Agent**" means The Bank of New York Mellon or, with the prior written consent of the Liquidity Provider (which consent shall not be unreasonably withheld), any successor Person, which has entered into an agreement with the Fund to act in such capacity as the Fund's tender agent, transfer agent, registrar, dividend disbursing agent, paying agent, redemption price disbursing agent and calculation agent in connection with the payment of regularly scheduled dividends with respect to VRDP Shares.

"**Tender and Paying Agent Agreement**" means the tender and paying agent agreement, dated as of September 17, 2025, by and between the Fund and the Tender and Paying Agent, as amended, modified or supplemented from time to time, or any similar agreement with a successor tender and paying agent.

"**Termination Event**" means a termination of this Agreement (a) on a Scheduled Termination Date, as such date may be extended pursuant to the terms hereof, (b) following written notice provided by the Fund pursuant to Section 8.06(b) hereof following the occurrence of a Liquidity Provider Ratings Event at any time during the term hereof or (c) on a Related Party Termination Date.

"**TOB Trust**" means a tender option bond trust or similar vehicles that are functionally equivalent to tender option bond trusts and used for providing financing for municipal obligations and municipal closed-end fund preferred shares.

"**Transactions**" has the meaning set forth in Section 8.15.

"**U.S. Government Securities**" means direct obligations of the United States or of its agencies or instrumentalities that are entitled to the full faith and credit of the United States and that, other than United States Treasury Bills, provide for the periodic payment of interest and the full payment of principal at maturity or call for redemption.

"**Valuation Date**" means, for purposes of determining whether the Fund is maintaining the VRDP Shares Basic Maintenance Amount, (i) each Friday occurring after the Date of Original Issue that is a Business Day or, for any such Friday that is not a Business Day, the immediately preceding Business Day and (ii) the Date of Original Issue.

"**VRDP Shares**" has the meaning set forth in the preamble to this Agreement.

"***VRDP Shares Purchase Agreement***" means the VRDP Shares purchase agreement, dated as of September 17, 2025, by and between the Liquidity Provider and the Tender and Paying Agent, as amended, modified or supplemented, or any Alternate VRDP Shares Purchase Agreement.

"***VRDP Shares Remarketing Agreement***" means the VRDP Shares remarketing agreement with respect to the VRDP Shares, dated as of September 17, 2025, by and between the Fund and the Remarketing Agent, as amended, modified or supplemented from time to time, or any similar agreement with a successor remarketing agent, which shall be deemed to include BofA Securities, Inc.

"***written***" or "***in writing***" means any form of written communication, including communication by means of telex, telecopier or electronic mail.

SECTION 1.02   *Incorporation of Certain Definitions by Reference.*

Each capitalized term used herein and not otherwise defined herein shall have the meaning provided therefor (including by incorporation by reference) in the Articles Supplementary. Any day not referred to herein as a Business Day shall mean a calendar day.

ARTICLE II
PURCHASE OBLIGATION

SECTION 2.01   *Commitment to Purchase VRDP Shares; Fees.*

(a)   The Fund and the Liquidity Provider are entering into this Agreement in connection with the Liquidity Provider's agreement to provide the Purchase Obligation under the VRDP Shares Purchase Agreement. The Liquidity Provider agrees that in no event shall amounts paid by it in respect of the Purchase Price be paid from funds or property of the Fund, including, without limitation, any funds derived from funds that the Fund may have on deposit with the Liquidity Provider. The obligation of the Liquidity Provider to purchase VRDP Shares pursuant to the VRDP Shares Purchase Agreement shall run to the benefit of the Holders and Beneficial Owners of VRDP Shares and shall be unconditional and irrevocable in accordance with the provisions thereof.

(b)   Pursuant to the Articles Supplementary, the Fund shall use its best efforts to engage at all times a Remarketing Agent that is a nationally recognized securities dealer with experience in remarketing variable-rate securities whose appointment has been consented to in writing by the Liquidity Provider (which consent shall not be unreasonably withheld) to use its best efforts to find purchasers for all VRDP Shares properly tendered pursuant to a Tender. All such VRDP Shares shall be remarketed at the Purchase Price of such VRDP Shares.

(c)   Upon the occurrence of the Closing Date, the Fund shall use its best efforts to engage at all times a Tender and Paying Agent to perform the duties specified in the Articles Supplementary, the Tender and Paying Agent Agreement and the VRDP Shares Purchase Agreement.

SECTION 2.02   Extension of Scheduled Termination Date.

The Fund shall have the right, exercisable not more than 120 days nor less than 90 days prior to the Scheduled Termination Date, to request that the Liquidity Provider extend the term of such Scheduled Termination Date for an additional period of up to 364 days or, if mutually agreed upon by the parties hereto, a period greater than 364 days, which request may be conditioned upon terms and conditions that are different from the terms and conditions of this Agreement and the VRDP Shares Purchase Agreement then in effect. The Liquidity Provider shall, no later than 30 days after receiving such request, notify the Fund and the Tender and Paying Agent of its acceptance or rejection of such request, which acceptance by the Liquidity Provider may be a Conditional Acceptance conditioned upon terms and conditions which are different from the terms and conditions of this Agreement and the VRDP Shares Purchase Agreement then in effect or the terms and conditions proposed by the Fund in making an extension request. If the Liquidity Provider fails to notify the Fund and the Tender and Paying Agent of its acceptance or rejection of the Fund's request for extension within such 30-day period, such failure to respond shall constitute a rejection of such request. If the Liquidity Provider provides a Conditional Acceptance, then the Fund shall have 30 days thereafter to notify the Liquidity Provider and the Tender and Paying Agent of its acceptance or rejection of the terms and conditions specified in the Liquidity Provider's Conditional Acceptance. The Fund's failure to notify the Liquidity Provider and the Tender and Paying Agent within the 30- day period will be deemed a rejection of the terms and conditions specified in the Liquidity Provider's Conditional Acceptance. The Fund acknowledges and agrees that the Liquidity Provider may grant or deny any request for extension of the Scheduled Termination Date in its sole and absolute discretion.

SECTION 2.03   Sale of VRDP Shares.

(a)   The Liquidity Provider shall make available to the Remarketing Agent those VRDP Shares held by it pursuant to the VRDP Shares Purchase Agreement for Remarketing in accordance with the terms of the VRDP Shares Remarketing Agreement and the remarketing procedures thereunder; provided, however, that the Liquidity Provider expressly reserves the right to sell VRDP Shares held by it at any time to any Person that it reasonably believes is a QIB and by any other means deemed appropriate by the Liquidity Provider in its sole discretion in accordance with applicable law; provided, that the Liquidity Provider shall not sell any VRDP Shares held by it outside of a Remarketing to any Person that is not a registered investment company under the 1940 Act (a "**RIC**") other than (i) an affiliate of the Liquidity Provider or Remarketing Agent or (ii) in connection with a repurchase financing transaction, without the prior consent of the Fund. For purposes of the preceding sentence, the Fund's prior consent shall not be unreasonably withheld or delayed with respect to sales to (1) a TOB Trust (all of the investors in which are RICs, banks, insurance companies or any companies that are included in the S&P 500 (or a direct or indirect wholly-owned subsidiary thereof)) or (2) to any bank, insurance company or any company that is included in the S&P 500 (or a direct or indirect wholly-owned subsidiary thereof); provided, that with respect to any other purchaser, any consent withheld by the Fund because of the identity of such purchaser shall not be deemed unreasonable. The Liquidity Provider agrees that offers and sales will be made only to persons it reasonably believes are QIBs, pursuant to Rule 144A or another available exemption from registration under the Securities Act, in a manner not involving any public offering within the meaning of Section 4(2) of the Securities Act.

(b)   In order to facilitate the sale of VRDP Shares by the Liquidity Provider, the Fund and the Liquidity Provider agree to timely make available their respective Remarketing Materials for inclusion in any Remarketing Memorandum.

SECTION 2.04   Reduction of Available Commitment.

(a)   As of the opening of business on the day following the Liquidity Provider's receipt of written notice (which the Tender and Paying Agent will provide within two (2) Business Days of receipt of notice from the Fund) of any redemption or other repurchase of VRDP Shares consummated by the Fund, the Available Commitment shall automatically be reduced by the amount applicable to the VRDP Shares so redeemed or otherwise repurchased; and the Available Commitment in respect of such VRDP Shares shall be extinguished and shall not thereafter be revived, except with the prior written consent of the Liquidity Provider.

(b)   In the event that any dividends or redemption proceeds paid by the Fund on Outstanding VRDP Shares prior to the occurrence of a Fund Insolvency Event are required to be, and are, paid over to the bankruptcy estate of the Fund pursuant to a final, non-appealable judgment of a court of competent jurisdiction arising out of a Fund Insolvency Event, any Beneficial Owner (or former Beneficial Owner) of VRDP Shares that has paid over to the bankruptcy estate of the Fund pursuant to such judgment any dividends or redemption proceeds previously received from the Fund may demand reimbursement from the Liquidity Provider of any amounts so paid. The Liquidity Provider agrees to make such reimbursement payment within three (3) Business Days of receipt of any such demand for payment made in writing and accompanied by evidence reasonably satisfactory to the Liquidity Provider of payment made to the bankruptcy estate of the Fund by or on behalf of the demanding party. In connection with any reimbursement payment by the Liquidity Provider, the Beneficial Owner (or former Beneficial Owner) of VRDP Shares shall be deemed to have transferred, assigned and conveyed to the Liquidity Provider the right to receive from the Fund and the bankruptcy estate of the Fund any such dividends or redemption proceeds in exchange for the reimbursement payment by the Liquidity Provider, and the Beneficial Owner (or former Beneficial Owner) shall execute, acknowledge and deliver such further conveyances, assignments and other documents as the Liquidity Provider may reasonably request and are reasonably necessary in order to effectuate such assignment. The provisions of this Section 2.04 shall survive any expiration or termination of this Agreement, in respect of any dividends or redemption proceeds paid by the Fund on Outstanding VRDP Shares during the term of this Agreement, and shall be in addition to any other obligation of the Liquidity Provider under this Agreement.

SECTION 2.05   Fees.

(a)   The Fund shall pay to the Liquidity Provider from the Closing Date to and including the date on which the Purchase Obligation under the VRDP Shares Purchase Agreement for all VRDP Shares has terminated, a monthly fee for each VRDP Share outstanding on the first calendar day of the immediately preceding calendar month, in an amount, equal to (a) the product of (i) 0.70 % of 101.85% times $100,000 multiplied by (ii) the actual number of days from and including such first calendar day of the immediately preceding calendar month to and including the last calendar day of such immediately preceding month or, if applicable, the date of any prior redemption or liquidation for such VRDP Share (as the case may be) divided by (b) 365. If the

Closing Date occurs on a day other than the first day of a month, the fee for the period from and including the Closing Date, to and including the last day of such month shall be paid on the fifteenth (15th) of the following month, provided that the day count for such fee calculation pursuant to clause (a)(ii) of the immediately preceding sentence for such payment on the fifteenth (15th) of the following month shall be the number of days included in the period described in the first part of this sentence and the fee shall be calculated in respect of each VRDP Share Outstanding on the Closing Date instead of the first calendar day of the immediately preceding month.

(b)   With respect to the fees payable pursuant to the first sentence of Section 2.05(a), such fee shall be invoiced by the Liquidity Provider and shall be payable monthly in arrears on the 15th calendar day of each month and if such day is not a Business Day, the next succeeding Business Day, and upon the date of termination of this Agreement, unless such payment date is a Dividend Payment Date, in which case such fee shall be paid on the Business Day immediately preceding such payment date. In addition, notwithstanding the foregoing, in the event of any optional redemption of VRDP Shares during the period commencing on the date hereof and ending on September 14, 2028, on the related Redemption Date the Fund shall pay to the Liquidity Provider a make-whole amount equal to the fee that would otherwise have been payable in respect of such redeemed VRDP Shares for the remainder of such period calculated as if such VRDP Shares remained Outstanding and not purchased by the Liquidity Provider during such remaining period.

SECTION 2.06   Operating Expenses.

The Fund shall pay amounts due to be paid by it hereunder (including any incidental expenses but not including redemption or dividend payments on the VRDP Shares) as operating expenses.

SECTION 2.07   No Deductions; Increased Costs.

(a)   To the extent set forth in clauses (b) and (c) below, all "Sums Payable Hereunder" shall be paid in full, without any deduction or withholding whatsoever. For purposes of this Section 2.07, "Sums Payable Hereunder" shall mean amounts payable by the Fund hereunder, whether of fees, expenses or otherwise (but excluding any sums payable with respect to VRDP Shares of liquidation preference or dividends whether in connection with a Failed Remarketing Condition —Purchased VRDP Shares Redemption or otherwise).

(b)   If any change in applicable law, regulation, condition, directive or interpretation thereof applicable to transactions of the type contemplated in this Agreement and the VRDP Shares Purchase Agreement (including any request, guideline or policy whether or not having the force of law (which the Liquidity Provider, in the reasonable exercise of its judgment, complies with) and including, without limitation, Regulation D promulgated by the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect and in connection with the implementation of Basel III, but excluding, changes in tax laws) or interpretation thereof by any authority charged with the administration or interpretation thereof with respect to the regulation of national banks occurs after the date hereof which:

(i)   imposes, modifies or deems applicable any reserve or deposit or similar requirements against any assets held by or in connection with the Liquidity Provider's commitment to provide the Purchase Obligation or this Agreement; or

(ii)   imposes upon the Liquidity Provider any other condition with respect to Sums Payable Hereunder or amounts payable by the Liquidity Provider with respect to this Agreement or any other Related Document to which the Liquidity Provider is a party or its commitment to provide the Purchase Obligation; and the result of any of the foregoing is (x) to increase the cost to the Liquidity Provider of entering into or performing this Agreement or any other Related Document to which the Liquidity Provider is a party, making any payment pursuant to its Purchase Obligation or maintaining its commitment to provide the Purchase Obligation, (y) to reduce the amount of any Sums Payable Hereunder to the Liquidity Provider or (z) to require the Liquidity Provider to make any payment to a regulatory authority on or calculated by reference to the gross amount of any sum received by it, in each case by an amount which the Liquidity Provider deems material, then:

(1)   the Liquidity Provider shall promptly notify the Fund in writing of the happening of such event;

(2)   the Liquidity Provider shall promptly deliver to the Fund a certificate stating in reasonable detail the change which has occurred or the reserve requirements or other conditions which have been imposed on the Liquidity Provider or the request, direction or requirement with which it has complied, together with the date thereof, the amount of such increased cost, reduction or payment and the way in which such amount has been calculated; and

(3)   the Fund shall within thirty (30) days after demand and the Fund's receipt of the certificate described in subclause (2) above pay to the Liquidity Provider such an amount or amounts as will compensate the Liquidity Provider for such additional cost, reduction or payment as set forth on such certificate.

The reasonably detailed certificate of the Liquidity Provider prepared in good faith, signed by an authorized signatory of the Liquidity Provider, as to the additional amounts payable pursuant to this paragraph delivered to the Fund shall be conclusive and binding on the Fund absent manifest error of the amount thereof. In the event any such amounts paid by the Fund are subsequently refunded to the Liquidity Provider by the authority imposing such costs, the Liquidity Provider will reimburse the Fund for such amounts to the extent they are refunded to the Liquidity Provider, but without interest; provided, however, that it is understood and agreed that the Liquidity Provider has no duty or obligation to contest the imposition of or seek the recovery of any such costs.

For the avoidance of doubt, no payment will be due under this subsection in respect of a cost arising solely out of the ownership of VRDP Shares after performance by the Liquidity Provider of its obligations under this Agreement.

(c)   If any applicable law, rule or regulation regarding capital adequacy, or any change therein (including, without limitation, in connection with the implementation of Basel III), in each case adopted after the date hereof, or any change in the interpretation or administration thereof after the date hereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Liquidity Provider (or any of its branches) with any request or directive made after the date hereof regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the Liquidity Provider's capital as a consequence of its obligations hereunder or under its commitment to provide the Purchase Obligation or the transactions referenced herein or contemplated hereby to a level below that which the Liquidity Provider could have achieved but for such adoption, change or compliance (taking into consideration the Liquidity Provider's policies with respect to liquidity and capital adequacy) by an amount deemed by the Liquidity Provider to be material, then, within thirty (30) days of demand by the Liquidity Provider and receipt by the Fund of a certificate stating in reasonable detail the basis on which such amount was determined, the amount requested and the way in which such amount has been calculated, the Fund shall pay to the Liquidity Provider such additional amount or amounts determined by the Liquidity Provider set forth on such certificate as will compensate the Liquidity Provider for such reduced rate of return. The reasonably detailed certificate of the Liquidity Provider prepared in good faith, signed by an authorized signatory of the Liquidity Provider, as to the additional amounts payable pursuant to this paragraph delivered to the Fund shall be conclusive and binding on the Fund absent manifest error of the amount thereof.

For the avoidance of doubt, no payment will be due under this subsection in respect of a cost arising solely out of the ownership of VRDP Shares after performance by the Liquidity Provider of its obligations under this Agreement.

(d)   With respect to the Liquidity Provider's claim for any compensation under this Section 2.07, the Fund shall not be required to compensate the Liquidity Provider for any amount incurred more than one hundred eighty (180) days prior to the date that the Liquidity Provider notifies the Fund of the event that gives rise to such claim; provided that if the circumstances giving rise to such claim is retroactive, then such 180-day period referenced above shall be extended to include the period of retroactive effect.

SECTION 2.08   Current Special Rate Period.

The terms set forth in Schedule II hereto shall be applicable during the Current Special Rate Period and such terms shall supersede any other terms, provisions or obligations set forth in this Agreement during the Current Special Rate Period. Schedule II shall have no force or effect after the last day of the Current Special Rate Period and the terms and provisions therein shall be deemed deleted and removed from this Agreement in its entirety thereafter without any further action from the Fund or the Liquidity Provider.

ARTICLE III
CLOSING DATE

SECTION 3.01   Conditions to Closing Date

It shall be a condition to the Closing Date that each of the following conditions shall have been satisfied or waived as of such date, and upon such satisfaction or waiver, this Agreement shall be effective:

(a)   this Agreement shall have been duly executed and delivered by the parties hereto;

(b)   the VRDP Shares Purchase Agreement, VRDP Shares Remarketing Agreement and the Tender and Paying Agent Agreement shall have been duly executed and delivered by the parties hereto or thereto;

(c)   [the VRDP Shares shall have a long-term preferred share rating of Aa3 or higher from Moody's or AA from Fitch on the Closing Date;]1

(d)   the Liquidity Provider shall have short-term debt ratings of P-1 from Moody's and F1+ from Fitch;

(e)   receipt by the Liquidity Provider of executed originals, or copies certified by a duly authorized officer of the Fund to be in full force and effect and not otherwise amended, of: the Articles Supplementary and the VRDP Shares; a true and complete copy of the Agreement and Declaration of Trust as in full force and effect on the Closing Date; the Offering Memorandum in form and substance reasonably satisfactory to the Liquidity Provider; and an incumbency certificate with respect to the authorized signatories thereto;

(f)   receipt by the Liquidity Provider of opinions of counsel for the Fund in a form reasonably satisfactory to the Liquidity Provider;

(g)   receipt by the Fund of opinions of counsel for the Liquidity Provider and the Remarketing Agent in a form reasonably satisfactory to the Fund and Liquidity Provider;

(h)   receipt by the Fund and the Liquidity Provider of opinions of counsel for the Tender and Paying Agent in a form reasonably satisfactory to the Fund and the Liquidity Provider;

(i)   the reasonable fees and expenses and all other amounts (including reasonable attorneys' fees and expenses related to the issuance of the VRDP Shares) payable to the Liquidity Provider on or prior to the Closing Date pursuant to this Agreement shall have been paid; and

(j)   there shall have been delivered to the Liquidity Provider such information and copies of documents, approvals (if any) and records certified, where appropriate, of organizational and legal proceedings as the Liquidity Provider may have requested relating to the Fund's entering into and performing this Agreement and the other Related Documents to which it is a party, and

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1 **Note to BLK**: Please confirm.

the transactions contemplated hereby and thereby. Such documents shall, in any event, include a certificate of the Fund, in form and substance satisfactory to the Liquidity Provider and its counsel, executed by an executive officer of the Fund, dated the Closing Date, to the effect that the all representations and warranties made by the Fund herein or in any of the Related Documents to which it is a party shall be true and correct in all material respects with the same effect as though such representations and warranties had been made at and as of such time, unless such representations and warranties expressly relate to a specific earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date, that all fees and expenses and other amounts and obligations payable by the Fund under this Agreement have been paid or satisfied as of such date and that all actions required to be taken, all consents required to be obtained, and all resolutions required to be adopted (which resolutions shall be attached to such certificate), in each case by the Fund under applicable law, have been done, obtained and adopted.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE FUND

The representations and warranties set out in this Article IV are given hereunder by the Fund on the Closing Date (in respect of Section 4.01 to Section 4.06 (inclusive), Section 4.08 and Section 4.9) and as of the Closing Date and each date subsequent to the date thereof, except that the representations and warranties set forth in Section 4.07, 4.10, 4.11 and Section 4.12 shall be given only on the Closing Date.

SECTION 4.01   Existence.

The Fund is validly existing as a corporation under the laws of the State of Maryland, with full right and power to issue the VRDP Shares and to execute, deliver and perform its obligations under this Agreement and each other Related Document.

SECTION 4.02   Authorization; Contravention.

The execution, delivery and performance by the Fund of this Agreement and each other Related Document are within the Fund's powers, have been duly authorized by all necessary action, require no action by or in respect of, or filing with, any governmental body, agency or official and do not violate or contravene, or constitute a default under, any provision of applicable law, charter, ordinance or regulation or of any material agreement, judgment, injunction, order, decree or other instrument binding upon the Fund or result in the creation or imposition of any lien or encumbrance on any asset of the Fund, except for such violations or contraventions which would not have a material adverse effect on the Fund's ability to perform its obligations under this Agreement, any of the VRDP Shares or any other Related Documents; provided, however, that the foregoing exception shall not apply to any violation or contravention of the Agreement and Articles of Incorporation.

SECTION 4.03   Binding Effect.

This Agreement, the Tender and Paying Agent Agreement and the VRDP Shares Remarketing Agreement, if executed and delivered on the date this representation is made, constitute valid and binding agreements of the Fund, or, if not yet executed and delivered, will, when executed and delivered, constitute valid and binding agreements of the Fund, in each case enforceable in accordance with their respective terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability, it being understood that the enforceability of indemnification provisions may be subject to limitations imposed under applicable securities laws. The VRDP Shares have been duly authorized and validly issued by the Fund and, when the Fund receives the consideration therefor contemplated in the Offering Memorandum, will be fully paid and nonassessable and are free of any preemptive or similar rights.

SECTION 4.04 Financial Information.

The financial statements of the Fund as of its most recent fiscal year-end, and the auditors' report with respect thereto, copies of which have heretofore been furnished to the Liquidity Provider, present fairly in all material respects the financial condition of the Fund, at such date and for such period, and were prepared in accordance with United States generally accepted accounting principles, consistently applied. The audits of these statements were conducted in accordance with the standards of the Public Company Accounting Oversight Board. Since the date of the financial statements, no transaction or event has occurred and no change has occurred in the condition (financial or otherwise) or operations of the Fund which materially and adversely affect the issuance of any of the VRDP Shares or the Fund's ability to pay when due or otherwise perform its obligations under this Agreement, any of the VRDP Shares and the Related Documents.

SECTION 4.05 Litigation.

Except as disclosed in Schedule I hereto, no action, suit, proceeding or investigation is pending or (to the best knowledge of the Fund) overtly threatened in writing against the Fund in any court or before any governmental authority (i) in any way contesting or that, if decided adversely, would affect the validity of any other Related Document or this Agreement; or (ii) in which a final adverse decision would adversely affect provisions for or materially adversely affect the sources for payment of liquidation preference of or dividends on the VRDP Shares.

SECTION 4.06 Consents.

All consents, licenses, approvals, validations and authorizations of, and registrations, validations or declarations by or with, any court or any governmental agency or bureau required to be obtained in connection with the execution, delivery, performance, validity or enforceability against the Fund of this Agreement and the other Related Documents (including the VRDP Shares) to which the Fund is or will be a party have been obtained and are in full force and effect.

SECTION 4.07 Offering Memorandum.

The Offering Memorandum, true copies of which will be delivered to the Liquidity Provider on or before the date hereof, does not contain, and such Offering Memorandum (including any amendments or supplements prepared subsequent to its date) (a true copy of which, in each case, shall be furnished to the Liquidity Provider prior to the distribution thereof) will not contain, an untrue statement of a material fact and such Offering Memorandum (including any amendments or supplements prepared subsequent to its date) does not omit, and will not omit, to state a material fact necessary to make the statements therein, in the light of the circumstances under which made, not misleading, except no representation is made as to Liquidity Provider Information furnished in writing by the Liquidity Provider or its affiliates expressly for inclusion therein.

SECTION 4.08   Complete and Correct Information.

All information, reports and other papers and data with respect to the Fund furnished to the Liquidity Provider were, at the time the same were so furnished, complete and correct in all material respects. Any financial, budget and other projections furnished to the Liquidity Provider were prepared in good faith on the basis of the assumptions stated therein, which assumptions were fair and reasonable in light of conditions existing at the time of delivery of such financial, budget or other projections, and represented, and as of the date of this representation, represent, the Fund's best estimate of the Fund's future financial performance. No fact is known to the Fund that materially and adversely affects or in the future may (so far as it can reasonably foresee) materially and adversely affect the VRDP Shares, or the Fund's ability to pay when due its obligations under this Agreement, any of the VRDP Shares and the other Related Documents that has not been set forth in the Offering Memorandum referenced in Section 4.07 hereof or in the financial information and other documents referred to in this Section 4.08 or in such information, reports, papers and data or otherwise disclosed in writing to the Liquidity Provider. The documents furnished and written statements made by the Fund in connection with the negotiation, preparation or execution of this Agreement and the other Related Documents do not contain untrue statements of material facts or omit to state material facts necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.09   1940 Act Registration.

The Fund is duly registered as a closed-end management investment company under the 1940 Act and such registration is in full force and effect.

SECTION 4.10   Effective Leverage Ratio; Minimum VRDP Shares Asset Coverage.

As of the Closing Date, the Fund is in compliance with the Effective Leverage Ratio and the Minimum VRDP Shares Asset Coverage.

SECTION 4.11   Investment Policies.

As of the Closing Date, the Fund owns only Eligible Assets.

SECTION 4.12   Credit Quality.

The Fund has invested at least 80% of its assets in obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies or instrumentalities paying interest which, in the opinion of bond counsel to the issuer, is exempt from Federal income taxes ("**Municipal Bonds**"), and at least 75% of its assets in Municipal

Bonds which are rated in any one of the medium and lower rating categories of a NRSRO (Baa or BBB or lower) or are unrated.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE LIQUIDITY PROVIDER

The representations and warranties set out in this Article V are given hereunder by the Liquidity Provider on the Closing Date, except with respect to the representation and warranty set forth in Section 5.07 which shall be given on the Closing Date.

SECTION 5.01   Existence.

The Liquidity Provider is a national banking association duly organized and validly existing under the laws of the United States. The Liquidity Provider has all requisite power and authority to execute and deliver, and to perform its obligations under this Agreement and the VRDP Shares Purchase Agreement, including, without limitation, the Purchase Obligation.

SECTION 5.02   Authorization; Contravention.

The execution, delivery and performance by the Liquidity Provider of this Agreement and the VRDP Shares Purchase Agreement, including, without limitation, the Purchase Obligation, are within the Liquidity Provider's powers, have been duly authorized by all necessary action, require no action by or in respect of, or filing with, any governmental body, agency or official and do not violate or contravene, or constitute a default under, any provision of applicable law, charter, ordinance or regulation.

SECTION 5.03   Binding Effect.

Each of this Agreement and the VRDP Shares Purchase Agreement, including, without limitation, the Purchase Obligation, constitutes, in the case of this Agreement, a valid and binding agreement of the Liquidity Provider, and, in the case of the VRDP Shares Purchase Agreement, including, without limitation, the Purchase Obligation, will, when executed and delivered, constitute a valid and binding agreement of the Liquidity Provider, in each case, enforceable in accordance with its terms except as (i) the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally and (ii) the availability of equitable remedies may be limited by equitable principles of general applicability, it being understood that the enforceability of indemnification provisions may be subject to limitations imposed under applicable securities laws.

SECTION 5.04   Financial Information.

The publicly available portions of the Liquidity Provider's most recent Call Report, and any amendments and supplements thereto, present fairly, in all material respects, the financial position of the Liquidity Provider and its subsidiaries as of the date of such report. Since the date of the most recent such Call Report, no transaction or event has occurred and no change has occurred in the condition (financial or otherwise) or operations of the Liquidity Provider that would materially and adversely affect its ability to perform its obligations under this Agreement or the VRDP Shares Purchase Agreement, including, without limitation, the Purchase Obligation.

SECTION 5.05   Litigation.

Except as disclosed in the Offering Memorandum or in a schedule delivered to the Fund prior to the Closing Date, no filed action, suit, proceeding or any commenced investigation actually known to the Liquidity Provider is pending against the Liquidity Provider in any court or before any governmental authority in any way contesting or that a reasonably expected adverse decision would affect the validity of this Agreement or the VRDP Shares Purchase Agreement, including, without limitation, the Purchase Obligation.

SECTION 5.06   Consents.

All consents, licenses, approvals, validations and authorizations of, and registrations, validations or declarations by or with, any court or any regulatory, supervisory or governmental agency or bureau required to be obtained in connection with the performance of the Liquidity Provider or the execution, delivery by, or the validity or enforceability against, the Liquidity Provider of this Agreement and the other Related Documents to which the Liquidity Provider is a party have been obtained and are in full force and effect.

SECTION 5.07   Offering Memorandum.

The Liquidity Provider Information does not contain, and will not contain, an untrue statement of material fact and the Liquidity Provider Information does not omit, and will not omit, to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.08   Ranking.

The obligations of the Liquidity Provider under the VRDP Shares Purchase Agreement rank pari passu with all other senior unsecured obligations of the Liquidity Provider (other than any such obligations preferred by statute or by operation of law).

SECTION 5.09   Related Party.

The Liquidity Provider is not related to the Fund within the meaning of Section 267(b) or Section 707(b) of the Code.

SECTION 5.10   Debt Rating.

The Liquidity Provider has a short-term debt ratings of "P-1" from Moody's and "F1+" from Fitch.

ARTICLE VI
COVENANTS OF THE FUND

The Fund agrees that, so long as there is any Purchase Obligation under the VRDP Shares Purchase Agreement or any amount payable hereunder or under any VRDP Shares remains outstanding:

SECTION 6.01   *Information.*

Without limitation of the other provisions of this Agreement, the Fund will deliver, or cause the Tender and Paying Agent to deliver, to the Liquidity Provider:

(a)   upon receipt, a copy of any Notice of Tender and any Notice of Purchase;

(b)   within three (3) Business Days following the occurrence of a Mandatory Tender Event, a Mandatory Tender Notice;

(c)   within three (3) Business Days following the occurrence of a Mandatory Purchase Event, a Mandatory Purchase Notice;

(d)   as promptly as practicable after the preparation and filing thereof with the SEC, each annual and semi-annual report prepared with respect to the Fund to the Liquidity Provider and Holders of VRDP Shares, which delivery may be made by notice of the electronic availability of any such document on a public website;

(e)   notice of any change (including being put on Credit Watch or Watchlist), suspension or termination in or of the ratings on the VRDP Shares by any NRSRO then rating the VRDP Shares at the request of the Fund, or any change of an NRSRO rating the VRDP Shares at the request of the Fund, as promptly as practicable upon the occurrence thereof;

(f)   notice of any redemption or other repurchase of any or all of the VRDP Shares as provided in the Articles Supplementary;

(g)   notice of any proposed amendments to or waivers of any of the Related Documents at such time as the amendments or waivers are sent to other parties and in any event not less than ten (10) Business Days prior to any proposed amendment or waiver and copies of all actual amendments or waivers thereto within five (5) Business Days of being signed or, in each case, as provided in the relevant document;

(h)   notice of any missed, reduced or deferred dividend payment that remains uncured for more than three (3) Business Days as soon as reasonably practicable, but in no event later than one (1) Business Day after expiration of the grace period;

(i)   notice of insufficient deposit to provide for a properly noticed redemption as soon as reasonably practicable, but in no event later than two (2) Business Days after discovery of insufficient deposits;

(j) notice of non-compliance with the Rating Agency Guidelines for more than five (5) Business Days or of the Minimum VRDP Shares Asset Coverage for more than five (5) Business Days as soon as reasonably practicable, but in no event later than one (1) Business Day after expiration of the grace period;

(k) notice of the distribution of net capital gains in advance of the Rate Period (except in the case of the Current Special Rate Period) that such income will or may be distributed, simultaneously with the Tender and Paying Agent providing such notice to Beneficial Owners or their Agent Members;

(l) notice of any change to any investment adviser or sub-adviser of the Fund within two (2) Business Days after a resignation or a notice of removal has been sent by or to any investment adviser or sub-adviser; provided, however, that this clause shall not apply to personnel changes of the investment adviser or sub-adviser;

(m) notice of any proxy solicitation as soon as reasonably practicable, but in no event later than five (5) Business Days after mailing thereof by the Fund's proxy agent;

(n) notice one (1) Business Day after the occurrence thereof of (i) the failure of the Fund to pay the amount due on any senior securities or other debt at the time outstanding, and any period of grace or cure with respect thereto shall have expired; or (ii) the failure of the Fund to pay, or admitting in writing its inability to pay, its debts generally as they become due; or (iii) the failure of the Fund to pay accumulated dividends on any additional preferred shares ranking pari passu with the VRDP Shares, and any period of grace or cure with respect thereto shall have expired;

(o) as soon as reasonably practicable upon the request of the Liquidity Provider, any Remarketing Materials required of the Fund pursuant to Section 2.03(b);

(p) notice of a material breach of any representation, warranty or covenant of the Fund, or the Tender and Paying Agent or Remarketing Agent set forth herein or in any Related Documents as soon as reasonably practicable, but in no event later than five (5) days after knowledge of senior management of the Fund or the Investment Adviser thereof;

(q) notice of any action, suit, proceeding, investigation or regulatory or business development, including any that is pending or threatened in writing against the Fund or other Person in any court or before any governmental authority (i) in any way contesting or affecting the validity of this Agreement or any Related Document to which the Fund is a party; or (ii) in which a final adverse decision or outcome would materially adversely affect the ability of the Fund to perform its obligations under this Agreement or any other Related Document to which the Fund is a party as promptly as practicable, but in no event, later than ten (10) Business Days after knowledge of senior management of the Fund or the Investment Adviser thereof;

(r) copies of all certificates that the Fund has delivered to each NRSRO which is then rating the VRDP Shares at the request of the Fund that are set forth in the respective Rating Agency Guidelines regarding Minimum VRDP Shares Asset Coverage, the VRDP Shares Basic Maintenance Amount and all related calculations at such times and containing such information as set forth in the respective Rating Agency Guidelines as soon as reasonably practicable, but in no event, later than ten (10) Business Days after such certificates have been sent;

(s)   on an approximately bi-weekly basis, a preliminary report of portfolio holdings of the Fund as of the end of the two-week period, which shall be substantially in the form previously provided to the Liquidity Provider for due diligence purposes or as otherwise reasonably requested by the Liquidity Provider from time to time;

(t)   from time to time such additional information regarding the financial position, results of operations or prospects of the Fund as the Liquidity Provider may reasonably request including, without limitation, copies of all offering memorandums or other offering material with respect to the sale of any securities of the Fund as soon as reasonably practicable, but in no event later than ten (10) Business Days after a request;

(u)   upon receipt, a copy of a Notice of Revocation received by the Tender and Paying Agent from a Beneficial Owner or its Agent Member;

(v)   notice on each Business Day of the Fund's then-current Effective Leverage Ratio and Minimum VRDP Shares Asset Coverage as of the close of business on the immediately preceding Business Day by Electronic Means (which for this purpose, includes the posting on the Fund's website); and

(w)   notice of all balances, cash and portfolio holdings in the Failed Remarketing Condition Liquidity Account on each Business Day on which there are any such amounts in such account.

SECTION 6.02   No Amendment or Certain Other Actions Without Consent of the Liquidity Provider.

Without the prior written consent of the Liquidity Provider, the Fund will not agree or consent to any amendment, supplement, modification or repeal of any Related Document to which it is a party (or to which its consent is required because such Related Document constitutes an organizational document of the Fund or otherwise) or provision therein, nor waive any provision thereof. In addition, the Fund will not, without the prior written consent of the Liquidity Provider (except in the case of an Initial Special Rate Period), designate or approve of: (i) the designation of any Special Rate Period pursuant to Section 4(a) of Part I of the Articles Supplementary; (ii) any change to the Dividend Payment Dates or Dividend Periods in respect of any Minimum Rate Periods pursuant to Section 2(d)(i) of Part I of the Articles Supplementary; (iii) any change to the definition of Applicable Rate, Applicable Spread or Maximum Rate, as each is defined in the Definitions section of the Articles Supplementary; (iv) any change to the Dividend Payment Dates in respect of any Special Rate Period consisting of more than seven Rate Period Days pursuant to Section 2(d)(ii) of Part I of the Articles Supplementary; (v) the authorization, creation or issuance of any class or series of shares ranking prior to or on a parity with the VRDP Shares with respect to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Fund, or the authorization, creation or issuance of additional shares of any series of VRDP Shares in accordance with Section 5(c)(i)(a) of Part I of the Articles Supplementary; (vi) unless the VRDP Shares are redeemed in full prior to the conversion, the conversion of the Fund from a closed-end to an open-end investment company pursuant to Section 5(c)(ii)(A) of Part I of the Articles Supplementary; (vii) any plan of reorganization of the Fund pursuant to Section 5(c)(ii)(B) of Part I of the Articles Supplementary; (viii) the inclusion of Special Redemption Provisions in the Notice of Special Rate Period as described in Section 10(a)(ii) of Part I of the Articles Supplementary; (ix) the modification of the procedures for redemption as described in Section 10(j) of Part I of the Articles Supplementary; (x) any amendment to the Articles Supplementary in connection with the issuance of additional VRDP Shares or the issuance of an additional series of VRDP Shares pursuant to Section 13(a) of Part I of the Articles Supplementary; (xi) the selection of one or more Other Rating Agencies, which prior written consent shall be determined in the Liquidity Provider's good faith discretion; (xii) any change to the Fund's investment objectives, as described in the Offering Memorandum, requiring the approval of the holders of a "majority of the Outstanding" (as defined in the 1940 Act) Common Shares and VRDP Shares, voting as a separate class, which prior written consent shall be determined in the Liquidity Provider's good faith discretion; or (xiii) the appointment of a LIBOR Dealer (as defined in the Definitions section of the Articles Supplementary) from time to time.

SECTION 6.03 **Notices and Consents Regarding Remarketing Agent and the Tender and Paying Agent.**

The Fund shall not, without the Liquidity Provider's prior written consent (which consent shall not be unreasonably withheld), appoint any Person other than the Person defined herein as the Tender and Paying Agent to perform the duties of the Tender and Paying Agent or BofA Securities, Inc. to perform the duties of the Remarketing Agent, in each case in respect of the VRDP Shares. In addition, the Fund shall require in the Remarketing Agreement that the Remarketing Agent will notify the Liquidity Provider within one (1) Business Day by telephone or Electronic Means, if, at any time, the Remarketing Agent owns any VRDP Shares.

SECTION 6.04 **Maintenance of Existence.**

The Fund shall continue to maintain its existence as a corporation under the laws of the State of Maryland, with full right and power to issue the VRDP Shares and to execute, deliver and perform its obligations under this Agreement and each other Related Document.

SECTION 6.05 **Ratings.**

The Fund will use its best efforts to maintain a long-term preferred share rating of the VRDP Shares of Aa2 by Moody's or a long-term preferred share rating of the VRDP Shares of AA by Fitch (or the highest equivalent ratings category for preferred shares furnished by at least one Rating Agency).

SECTION 6.06 **Tax Status of the Fund.**

The Fund will qualify as a Regulated Investment Company within the meaning of Section 851(a) of the Code and the dividends made with respect to the VRDP Shares will qualify as tax exempt dividends to the extent designated by the Fund.

SECTION 6.07   *Deposit Securities.*

Except as otherwise provided with respect to a Failed Remarketing Condition— Purchased VRDP Shares Redemption in Section 6.21 below, if a Notice of Redemption of VRDP Shares has been provided in accordance with the Articles Supplementary, the Fund shall have available Deposit Securities or shall deposit with the Tender and Paying Agent, on the day such Notice of Redemption is provided to Holders, an aggregate amount of Deposit Securities with a Market Value sufficient to redeem the VRDP Shares that are the subject of such notice as provided in the Articles Supplementary.

SECTION 6.08   *Payment Obligations.*

The Fund shall promptly pay or cause to be paid all amounts payable by it hereunder and under the Tender and Paying Agent Agreement and the VRDP Shares Remarketing Agreement, according to the terms hereof or thereof, shall take such actions as may be necessary to include all payments hereunder which are subject to appropriation in its budget and make full appropriations related thereto, and shall duly perform each of its obligations under this Agreement, the Tender and Paying Agent Agreement and the VRDP Shares Remarketing Agreement. All payments of any sums due hereunder shall be made in the amounts required hereunder without any reduction or setoff, notwithstanding the assertion of any right of recoupment or setoff or of any counterclaim by the Fund.

SECTION 6.09   *Compliance With Law.*

The Fund shall comply with all laws, ordinances, orders, rules and regulations that may be applicable to it if the failure to comply could have a material adverse effect on the Fund's ability to pay when due and otherwise perform its obligations under this Agreement, any of the VRDP Shares, and the other Related Documents.

SECTION 6.10   *Maintenance of Approvals: Filings, Etc.*

The Fund shall at all times maintain in effect, renew and comply with all the terms and conditions of all consents, filings, licenses, approvals and authorizations as may be necessary under any applicable law or regulation for its execution, delivery and performance of this Agreement and the other Related Documents to which it is a party, except to the extent not doing so would not have a material adverse effect on the Fund's ability to pay when due and otherwise perform its obligations under this Agreement, any of the VRDP Shares or any other Related Documents.

SECTION 6.11   *Inspection Rights.*

The Fund shall, at any reasonable time and from time to time, upon at least five (5) Business Days advance written notice provided to the Fund, permit the Liquidity Provider or any agents or representatives thereof, at the Fund's expense, to examine the records and books of account related to the transactions contemplated by this Agreement, to visit its properties and to discuss its affairs, finances and accounts with any of its officers and independent accountants, provided, however, that the Fund shall not be required to pay for more than two inspections per fiscal year. The Fund will not withhold its authorization for its independent accountants to discuss its affairs, finances and accounts with the Liquidity Provider.

SECTION 6.12   Permitted Liens.

The Fund shall not create or incur or suffer to be incurred or to exist any lien on any other funds, accounts or other property held under the Articles of Incorporation, except (a) as permitted by the Articles of Incorporation or liens arising by operation of law for taxes, assessments or similar governmental charges or levies and liens arising in the ordinary course of business by operation of law and not securing indebtedness, in each case that (x) are not yet due and payable or (y) are being contested in good faith by appropriate proceedings and for which the Fund has set aside on its books adequate reserves with respect thereto in accordance with United States generally accepted accounting principles consistently applied and (b) except for any lien of the Custodian with respect to the payment of its fees or repayment for its advances, any lien that may be incurred in connection with the Fund's use of tender option bonds, futures and forward start swaps and other derivative transactions, and any lien that may be incurred in connection with the Fund's use of alternative forms of leverage for purposes of redeeming all of the Outstanding VRDP Shares, provided that the Fund delivers all of the proceeds raised from the alternative leverage to the Tender and Paying Agent for investment in Deposit Securities for the purpose of redeeming the VRDP Shares, issues a notice of redemption for the VRDP Shares on the day it receives such cash and redeems such VRDP Shares as soon as practicable in accordance with the terms of the Articles Supplementary.

SECTION 6.13   Litigation, Etc.

The Fund shall give prompt notice in writing to the Liquidity Provider of any litigation, administrative proceeding or business development which, if adversely determined, may materially adversely affect its business, properties or affairs and reasonably would impair the ability of the Fund to perform its obligations as set forth hereunder or under any of the Related Documents to which it is a party.

SECTION 6.14   1940 Act Registration.

The Fund shall maintain its valid registration as a registered closed-end company under the 1940 Act in full force and effect.

SECTION 6.15   Purchase by Affiliates.

The Fund shall not permit or cause to be permitted the Investment Adviser, affiliated persons of the Investment Adviser (as defined in Section 2(a)(3) of the 1940 Act) (other than the Fund, in the case of a purchase of VRDP Shares which are to be cancelled within 10 days of purchase by the Fund), and Persons over which the Investment Adviser, or affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of the Investment Adviser, exercise discretionary investment or voting authority (other than the Fund, in the case of a purchase of VRDP Shares which are to be cancelled within 10 days of purchase by the Fund), to purchase VRDP Shares without the prior written consent of the Liquidity Provider, and any such purchases without such consent shall be void *ab initio*.

SECTION 6.16   *Eligible Assets.*

The Fund shall make investments only in Eligible Assets in accordance with the Fund's investment objectives and the investment policies as set forth under "Investment Objective and Policies" in the Offering Memorandum.

SECTION 6.17   *Credit Quality.*

Unless the Fund receives the prior written consent of the Liquidity Provider (such consent to be determined in the Liquidity Provider's good faith discretion), the Fund will invest at least 80% of its assets, except during temporary defensive periods, in a portfolio of Municipal Bonds, and at all times, except during temporary defensive periods, maintain at least 75% of its assets in Municipal Bonds which are rated in any one of the medium and lower rating categories of a NRSRO (Baa or BBB or lower) or are unrated.

SECTION 6.18   *Leverage Ratio.*

Unless the Fund receives the prior written consent of the Liquidity Provider, the Fund's Effective Leverage Ratio shall not exceed 35%; provided, however, in the event that the Fund's Effective Leverage Ratio exceeds 35% as of the close of business on any Business Day (i) solely by reason of fluctuations in the market value of its portfolio securities, in such event and to the extent the Effective Leverage Ratio exceeds 36% as of the close of business on any Business Day and (ii) in any event other than an event described in the immediately preceding clause (i), the Fund shall cause its Effective Leverage Ratio to be 35% or lower within ten (10) Business Days ("**Effective Leverage Ratio Cure Period**").

SECTION 6.19   *Engagement of Remarketing Agent and Tender and Paying Agent.*

The Fund will use its best efforts to engage at all times a Remarketing Agent that is a nationally recognized securities dealer with expertise in remarketing adjustable rate securities and a Tender and Paying Agent, as provided in Section 2.01 of this Agreement.

SECTION 6.20   *[Intentionally Omitted.]*

SECTION 6.21   *Failed Remarketing Condition—Purchased VRDP Shares Redemption.*

If the Liquidity Provider acquires any VRDP Shares pursuant to the Purchase Obligation and continues to be the beneficial owner for federal income tax purposes of such Purchased VRDP Shares for a continuous period of six months during which such Purchased VRDP Shares are tendered for Remarketing on each Business Day in accordance with the Related Documents but cannot be successfully remarketed pursuant to such Remarketings (i.e., a Failed Remarketing Condition—Purchased VRDP Shares shall have occurred and be continuing for such period of time with respect to such Purchased VRDP Shares), the Fund shall effect a Failed Remarketing Condition—Purchased VRDP Shares Redemption out of funds legally available for the redemption of the Purchased VRDP Shares that are subject to the Failed Remarketing Condition—Purchased VRDP Shares Redemption and in accordance with any other applicable law restrictions that apply to redemptions of stock; provided, that, as of the date of redemption: (i) to the extent any VRDP

Shares are Outstanding and held by Persons other than the Liquidity Provider, the Purchase Obligation of the Liquidity Provider whose VRDP Shares are subject to the Failed Remarketing Condition—Purchased VRDP Shares Redemption (i.e., Bank of America, N.A., or any successor or permitted assign) remains in effect to the extent required by, and in accordance with, the VRDP Shares Purchase Agreement with Bank of America, N.A., or any successor or permitted assign; and (ii) to the extent (a) any VRDP Shares are Outstanding and held by Persons other than the Liquidity Provider and (b) the Purchase Obligation of the Liquidity Provider whose VRDP Shares are subject to the Failed Remarketing Condition—Purchased VRDP Shares Redemption (i.e., Bank of America, N.A., or any successor or permitted assign) remains in effect to the extent required by, and in accordance with, the VRDP Shares Purchase Agreement with Bank of America, N.A., or any successor or permitted assign, the Liquidity Provider whose VRDP Shares are subject to the Failed Remarketing Condition— Purchased VRDP Shares Redemption (i.e., Bank of America, N.A., or any successor or permitted assign) shall have made written affirmation to the Fund not later than the Business Day immediately preceding the Redemption Date to the effect that the Liquidity Provider is in compliance with the Purchase Obligation in accordance with its terms. Notwithstanding the foregoing proviso, any failure or delay by the Liquidity Provider whose VRDP Shares are subject to the Failed Remarketing Condition— Purchased VRDP Shares Redemption (i.e., Bank of America, N.A., or any successor or permitted assign) to deliver the affirmation referred to in the foregoing proviso shall not relieve the Fund of its obligation to effectuate a Failed Remarketing Condition— Purchased VRDP Shares Redemption and shall only result in a delay by the Fund to effectuate a Failed Remarketing Condition— Purchased VRDP Shares Redemption until one (1) Business Day following the date that such Liquidity Provider delivers such affirmation or such affirmation is no longer required. The six-month holding period for Purchased VRDP Shares acquired and continuously held as a result of a continuing Failed Remarketing Condition—Purchased VRDP Shares will be determined by the Fund on a first-in, first-out basis.

The Fund shall effect a Failed Remarketing Condition—Purchased VRDP Shares Redemption on the Redemption Date fixed by the Fund therefor, which date will not be later than three (3) Business Days after the expiration of the six-month period, except that if the Fund does not have funds legally available for the redemption of all of the required number of Purchased VRDP Shares which are subject to the Failed Remarketing Condition—Purchased VRDP Shares Redemption or the Fund otherwise is unable as a result of applicable law restrictions that apply to redemptions of stock to effect such redemption, on or prior to three Business Days after the expiration of the six-month period, the Fund will redeem those Purchased VRDP Shares which it was unable to redeem on the earliest practicable date on which it is able to effect such redemption out of legally available funds in respect of stock and in accordance with applicable law restrictions that apply to redemptions of stock.

Notwithstanding anything expressed or implied to the contrary in this Agreement, nothing outside of this Section 6.21 or Section 6.23 shall confer upon the Liquidity Provider any rights to a redemption of Purchased VRDP Shares (other than the rights provided to Holders under the Articles Supplementary).

SECTION 6.22   *Failed Remarketing Condition Liquidity Account.*

(a)   Upon the occurrence and continuance of a Failed Remarketing Condition—Purchased VRDP Shares with respect to any VRDP Shares, by the fifth Business Day following delivery of notice thereof from the Liquidity Provider in accordance with Section 7.08(c) of this Agreement, the Fund shall cause the Custodian to segregate, by means of appropriate identification on its books and records or otherwise in accordance with the Custodian's normal procedures, from the other assets of the Fund (a "**Liquidity Account**") Liquidity Account Investments with a Market Value equal to at least 110% of the Liquidation Preference of such Purchased VRDP Shares. If, while the Failed Remarketing Condition—Purchased VRDP Shares with respect to such Purchased VRDP Shares is continuing, the aggregate Market Value of the Liquidity Account Investments included in the Liquidity Account for such Purchased VRDP Shares as of the close of business on any Business Day is less than 110% of the Liquidation Preference of such Purchased VRDP Shares, then the Fund shall cause the Custodian and the Investment Adviser to take all such necessary actions, including segregating additional assets of the Fund as Liquidity Account Investments, so that the aggregate Market Value of the Liquidity Account Investments included in the Liquidity Account for such Purchased VRDP Shares is at least equal to 110% of the Liquidation Preference of such Purchased VRDP Shares not later than the close of business on the next succeeding Business Day. With respect to assets of the Fund segregated as Liquidity Account Investments, the Investment Adviser, on behalf of the Fund, shall be entitled to instruct the Custodian with a copy to the Liquidity Provider on any date to release any Liquidity Account Investments with respect to any Purchased VRDP Shares from such segregation and to substitute therefor other Liquidity Account Investments, so long as (i) the assets of the Fund segregated as Liquidity Account Investments with respect to such Purchased VRDP Shares at the close of business on such date have a Market Value at least equal to 110% of the Liquidation Preference of such Purchased VRDP Shares and (ii) the assets of the Fund designated and segregated as Deposit Securities at the close of business on such date have a Market Value at least equal to the Liquidity Requirement (if any) determined in accordance with subsection (b) below with respect to such Purchased VRDP Shares for such date. The Fund shall cause the Custodian not to permit any lien, security interest or encumbrance to be created or permitted to exist on or in respect of any Liquidity Account Investments included in the Liquidity Account for any Purchased VRDP Shares, other than liens, security interests or encumbrances arising by operation of law and any lien of the Custodian with respect to the payment of its fees or repayment for its advances. Notwithstanding anything expressed or implied to the contrary herein, the assets of the Liquidity Account shall continue to be assets of the Fund subject to the interests of all creditors and shareholders of the Fund.

(b)   Subject to notice having been received as referred to in subsection (a) above, the Market Value of the Deposit Securities held in the Liquidity Account for any Purchased VRDP Shares, from and after the day (or, if such day is not a Business Day, the next succeeding Business Day) preceding the expiration of the six-month period for the Failed Remarketing Condition—Purchased VRDP Shares applicable to such Purchased VRDP Shares (which, for the avoidance of doubt, may result in multiple six month periods, each in respect of a Failed Remarketing Condition—Purchased VRDP Shares in respect of applicable Purchased VRDP Shares) specified in the table set forth below, shall not be less than the percentage of the Liquidation Preference for such Purchased VRDP Shares set forth below opposite such day (the "**Liquidity Requirement**"), but in all cases subject to the cure provisions of subsection (c) below:

Number of Days* Preceding the Six-Month Anniversary of the Liquidity Provider's Purchase	Value of Deposit Securities as Percentage of Liquidation Preference
150	20%
120	40%
90	60%
60	80%
30	100%

*Or if such day is not a Business Day, the next succeeding Business Day

(c)   If the aggregate Market Value of the Deposit Securities included in the Liquidity Account for any Purchased VRDP Shares as of the close of business on any Business Day is less than the Liquidity Requirement in respect of such Purchased VRDP Shares for such Business Day, then the Fund shall cause the segregation of additional or substitute Deposit Securities in respect of the Liquidity Account for such Purchased VRDP Shares, so that the aggregate Market Value of the Deposit Securities included in the Liquidity Account for such Purchased VRDP Shares is at least equal to the Liquidity Requirement for such Purchased VRDP Shares not later than the close of business on the next succeeding Business Day.

(d)   The Deposit Securities included in the Liquidity Account for any Purchased VRDP Shares may be applied by the Fund, in its discretion, towards payment of the Redemption Price for such Purchased VRDP Shares. Upon the earlier to occur of (i) the successful remarketing of the Purchased VRDP Shares or (ii) the deposit by the Fund with the Tender and Paying Agent with arrangements satisfactory to the Liquidity Provider of Deposit Securities having an initial combined Market Value sufficient to effect the redemption of such Purchased VRDP Shares on the Redemption Date for such Purchased VRDP Shares, the requirement of the Fund to maintain a Liquidity Account for such Purchased VRDP Shares as contemplated by this Section 6.22 shall lapse and be of no further force and effect.

SECTION 6.23   *Maintenance of Minimum VRDP Shares Asset Coverage.*

The Fund shall maintain Minimum VRDP Shares Asset Coverage of 225% or, if it does not cure a failure to maintain the Minimum VRDP Shares Asset Coverage by the Minimum VRDP Shares Asset Coverage Cure Date, the Fund shall immediately commence a redemption of VRDP Shares, as provided in Section 10(b)(i) of Part I of the Articles Supplementary, out of funds legally available for the redemption of VRDP Shares and in accordance with any other applicable law restrictions that apply to redemptions of stock.

SECTION 6.24   *Issuance of Senior Securities.*

For so long as any VRDP Shares are Outstanding, the Fund shall not issue or suffer to exist any other "senior security" (as defined in the 1940 Act as of the date hereof or, in the event such definition shall be amended, with such changes to the definition thereof as consented to by the Liquidity Provider) of the Fund, except as may be otherwise mutually agreed upon by the Fund and the Liquidity Provider or that may be issued in connection with the Fund's redemption of all of the Outstanding VRDP Shares, provided that the Fund delivers all of the proceeds raised from such issuance to the Tender and Paying Agent for investment in Deposit Securities for the purpose of redeeming the VRDP Shares, issues a notice of redemption for the VRDP Shares on the day it receives such cash and redeems such VRDP Shares as soon as practicable in accordance with the terms of the Articles Supplementary.

SECTION 6.25 *Satisfaction of Conditions to Closing Date.*

The Fund shall use commercially reasonable efforts to satisfy the conditions set forth in Section 3.01; provided, however, that nothing shall limit the Board from acting in accordance with their fiduciary duties with respect to any determination whether to issue VRDP Shares or otherwise.

SECTION 6.26 *Maryland Control Share Acquisition Act*

The Fund and the Board shall not take any actions that would cause the VRDP Shares to be subject to Title 3, Subtitle 7 of the Maryland General Corporation Law, known as the Maryland Control Share Acquisition Act.

ARTICLE VII
COVENANTS OF THE LIQUIDITY PROVIDER

The Liquidity Provider agrees that, from the Closing Date, so long as there is any commitment under the VRDP Shares Purchase Agreement or any amount payable under the VRDP Shares Purchase Agreement or under any VRDP Shares remains outstanding:

SECTION 7.01 *Proceedings.*

The Liquidity Provider will deliver to the Fund as promptly as practicable notice of any filed action, suit or proceeding or any commenced investigation actually known to the Liquidity Provider, including any that is pending against the Liquidity Provider in any court or before any governmental authority (i) in any way contesting or affecting the validity of this Agreement or the VRDP Share Purchase Agreement, including without limitation, the Purchase Obligation; or (ii) in which a reasonably expected final adverse decision would have the effect of making the Liquidity Provider unable to perform its obligations under this Agreement and the VRDP Shares Purchase Agreement, including, without limitation, the Purchase Obligation.

SECTION 7.02 *Waiver.*

In the event of a termination of the VRDP Shares Purchase Agreement as a result of a Termination Event, the Liquidity Provider agrees to waive its right with respect to Purchased VRDP Shares to exercise the Purchase Obligation provided by any subsequent Liquidity Provider; provided, however, that any Purchased VRDP Shares that are subsequently sold by the Liquidity Provider in a successful Remarketing shall at the time of such sale and thereafter have the full benefit of the Purchase Obligation of any subsequent Liquidity Provider; and, provided, further, that any Purchase Obligation of a subsequent Liquidity Provider with respect to the Purchased

VRDP Shares shall be on parity with the Purchase Obligation of such Liquidity Provider with respect to all other Outstanding VRDP Shares.

SECTION 7.03   Payment Obligations.

The Liquidity Provider shall promptly pay or cause to be paid all amounts payable by it under the VRDP Shares Purchase Agreement according to the terms thereof. The obligation of the Liquidity Provider under the VRDP Shares Purchase Agreement shall be unconditional and irrevocable in accordance with the provisions thereof, without regard to, without limitation, any failure of the representations, warranties, agreements or performance of the Tender and Paying Agent set forth therein or of the Fund set forth or incorporated by reference in this Agreement or in any Related Documents.

SECTION 7.04   Compliance With Law.

The Liquidity Provider shall comply with all laws, ordinances, orders, rules and regulations that may be applicable to it if the failure to comply could have a material adverse effect on the Liquidity Provider's ability to perform when due the Purchase Obligation or its other obligations under the Related Documents.

SECTION 7.05   Maintenance of Approvals: Filings, Etc.

The Liquidity Provider shall at all times maintain in effect, renew and comply with all the terms and conditions of all consents, filings, licenses, approvals and authorizations as may be necessary under any applicable law or regulation for its execution, delivery and performance of this Agreement and the other Related Documents.

SECTION 7.06   No Amendment Without Consent of the Fund.

Without the prior written consent of the Fund, the Liquidity Provider will not agree or consent to any amendment, supplement, modification or repeal of the VRDP Shares Purchase Agreement, nor waive any provision thereof.

SECTION 7.07   [Intentionally Omitted.]

SECTION 7.08   Additional Information.

The Liquidity Provider will deliver or cause to be delivered to the Fund:

(a)   as promptly as practicable after the preparation thereof, each publicly available financial statement prepared with respect to the Liquidity Provider, which delivery shall be deemed to have been made upon electronic availability to the public of any such document;

(b)   as soon as reasonably practicable upon the request of the Fund, any Remarketing Materials required of the Liquidity Provider pursuant to Section 2.03(b); and

(c)   as promptly as practicable after the purchase of VRDP Shares pursuant to a Failed Remarketing Condition or the sale of such Purchased VRDP Shares, written notice thereof (which notice shall also be provided to the Remarketing Agent in the case of any such sale other than through a Remarketing), specifying, as applicable, the commencement or conclusion of the Failed Remarketing Condition, the date of purchase or sale and number of VRDP Shares purchased or sold;

provided, however, that any failure of the Liquidity Provider to deliver any of the foregoing notices shall not relieve the Fund of its obligation to adjust the Applicable Rate to the Maximum Rate and to pay any amounts due on the Purchased VRDP Shares.

If at any time the Liquidity Provider's bank holding company is not furnishing information to the SEC pursuant to Section 13 or 15(d) of the Exchange Act, in order to preserve the exemption for resales and transfers under Rule 144A, the Liquidity Provider shall furnish, or cause to be furnished, to Holders and Beneficial Owners of VRDP Shares and prospective purchasers of VRDP Shares, upon request, information with respect to the Liquidity Provider satisfying the requirements of subsection (d)(4) of Rule 144A.

SECTION 7.09 *Obligation to Execute Related Documents.*

The Liquidity Provider shall execute each of the Related Documents to which it is a party if, on the Closing Date, to the extent (a) such Related Documents have been delivered to the Liquidity Provider (i) in the forms attached hereto as Exhibit E or (ii) with such changes as agreed to by the Liquidity Provider in its sole discretion in good faith and (b) the conditions specified in Sections 3.01 have been satisfied.

ARTICLE VIII
MISCELLANEOUS

SECTION 8.01 *Notices.*

All notices, requests and other communications to any party hereunder shall be in writing (including telecopy, electronic mail or similar writing), except in the case of notices and other communications permitted to be given by telephone, and shall be given to such party at its address or telecopy number or e-mail address set forth below or such other address or telecopy number or e-mail address as such party may hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (i) if given by mail, upon receipt, or (ii) if given by any other means, when delivered at the address specified in this Section; provided that notices to the Liquidity Provider under Section 6.01 shall not be effective until received in writing; except as otherwise specified, notices under Section 6.01 may be given by telephone to the Liquidity Provider at the telephone numbers listed below (or such other telephone numbers as may be designated by the Liquidity Provider, by written notice to the Fund, to receive such notice), immediately confirmed in writing, including by fax or electronic mail. The notice address for each party is specified below:

(a)   if to the Fund:

BlackRock Municipal Credit Alpha Portfolio, Inc.
100 Bellevue Parkway
Wilmington, DE 19808-3700

Attention: Accounting Custody
Telephone: (302) 797-6179
Telecopy: (302) 797-2455
Email: Accounting.Custody@blackrock.com

(b)   if to the Liquidity Provider:

Bank of America, N.A.
One Bryant Park
1111 Avenue of the Americas, 3rd Floor
New York, NY 10036

Attention: Thomas Visone
             Todd Blasiak
             Lisa Irizarry
             Michael Jentis
             Carl Daniels
             L N Subudhi Konchada

Telephone: (212) 449-7358

Email: thomas.visone@bofa.com
             todd.blasiak@bofa.com
             lisa.m.irizarry@bofa.com
             michael.jentis@bofa.com
             carl.daniels@bofa.com
             ln_subudhi.konchada@bofa.com
             dg.temm@bofa.com

Wire Instructions:
             Bank of America, N.A.
             ABA 026009593
             New York, NY
             Acct. # 1365840632100
             Attn: BLSF&O OPERATIONS
             Bank to Bank Instructions: LOAN WIRE ACCOUNT

SECTION 8.02   No Waivers.

(a)   The obligations of the Fund hereunder shall not in any way be modified or limited by reference to any other document, instrument or agreement (including, without limitation, the VRDP Shares or any other Related Document). The rights of the Liquidity Provider hereunder are separate from and in addition to any rights that any Holder or Beneficial Owner of any VRDP Shares may have under the terms of such VRDP Shares or any Related Document or otherwise.

(b)   No failure or delay by the Fund or the Liquidity Provider in exercising any right, power or privilege hereunder or under any other Related Document or the VRDP Shares shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No failure or delay by the Fund or the Liquidity Provider in exercising any right, power or privilege under or in respect of the VRDP Shares or any other Related Document shall affect the rights, powers or privileges of the Fund or the Liquidity Provider hereunder or thereunder or shall operate as a limitation or waiver thereof. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 8.03   Expenses and Indemnification.

(a)   The Fund shall upon demand either, as the Liquidity Provider may require, pay in the first instance or reimburse the Liquidity Provider (to the extent that payments for the following items are not made under the other provisions hereof) for (i) the reasonable fees, expenses, and disbursement of the Liquidity Provider (including reasonable fees and costs of outside counsel) incurred by the Liquidity Provider in connection with the execution, delivery and performance of this Agreement and the other Related Documents and other instruments mentioned herein, and (ii) all reasonable out-of-pocket expenses (including reasonable fees and costs of outside counsel) incurred by the Liquidity Provider in connection with the enforcement of or preservation of rights under this Agreement or the other Related Documents. The Fund shall not be responsible under clause (ii) above for the fees and costs of more than one law firm in any one jurisdiction with respect to any one proceeding or set of related proceedings for the Liquidity Provider, unless the Liquidity Provider shall have concluded that there are legal defenses available to it that are different from or additional to those available to the Fund.

(b)   The Fund agrees to indemnify and hold harmless the Liquidity Provider and each other Indemnified Person of the Liquidity Provider from and against any losses, claims, damages, liabilities or expenses incurred by them (including reasonable fees and disbursements of outside counsel) which (i) are related to or arise out of (A) any untrue statements or alleged untrue statements of a material fact made or any statements of a material fact omitted or alleged to have been omitted to be made in the Offering Memorandum or any of the Remarketing Materials and required to be stated therein or necessary to make the statement therein, in light of the circumstances in which they were made, not materially misleading and excluding any statement of omissions related to the Liquidity Provider Information (including in each case any documents incorporated by reference therein), (B) actions taken or omitted to be taken by the Fund or its affiliates in connection with the transactions contemplated by this Agreement, the VRDP Shares Purchase Agreement, the Tender and Paying Agent Agreement, the VRDP Shares Remarketing Agreement or any other Related Document, (C) actions taken or omitted to be taken by the Liquidity Provider or another Indemnified Person of the Liquidity Provider at the indemnifying party's direction or with the indemnifying party's consent in conformity with the indemnifying party's actions or omissions or (ii) are otherwise related to or arise out of this Agreement and the Related Documents, including modifications or future additions to this Agreement and any other Related Documents, any lawsuits by shareholders of the Fund and any violation of any applicable law by the Fund and to promptly reimburse the Liquidity Provider or any other Indemnified Person of the Liquidity Provider for all expenses (including reasonable fees and disbursements of outside counsel) as incurred by such Indemnified Person in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which any such Indemnified Person is a party. The indemnifying party will not, however, be responsible for any losses, claims, damages, liabilities or expenses of any such Indemnified Person pursuant to clause (ii) of the preceding sentence to the extent the same resulted from the gross negligence, bad faith or willful misconduct of such Indemnified Person or to the extent the same resulted from any failure by the Liquidity Provider to perform the Purchase Obligation in accordance with the terms of the VRDP Shares Purchase Agreement, which failure has not been the proximate result of, or caused by, a breach by the Fund of its obligations under this Agreement, as determined in a non-appealable final judgment by a court of competent jurisdiction.

(c)   The indemnifying party also agrees that if any indemnification sought by an Indemnified Person pursuant to this Agreement is unavailable or insufficient, for any reason, to hold harmless the Indemnified Persons of the other party in respect of any losses, claims, damages or liabilities (or actions in respect thereof), then the indemnifying party, in order to provide for just and equitable contribution, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, liabilities, damages and expenses (or actions in respect thereof) in such proportion as is appropriate to reflect (i) the relative benefits received by the Fund on the one hand and the Liquidity Provider on the other hand from the actual or proposed transactions giving rise to or contemplated by this Agreement or (ii) if the allocation provided by the foregoing clause (i) is not permitted by applicable law, not only such relative benefits but also the relative fault of the Fund on the one hand and the Liquidity Provider on the other, in connection with the statements or omissions or alleged statements or omissions that resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations; provided that in any event the aggregate contribution of the Liquidity Provider and its Indemnified Persons to all losses, claims, damages, liabilities and expenses with respect to which contributions are available hereunder will not exceed the amount of fees actually received by the Liquidity Provider from the Fund pursuant to the proposed transactions giving rise to this Agreement (unless such losses, claims, damages, liabilities or expenses were caused by the gross negligence, bad faith or willful misconduct of the Liquidity Provider or one or more of its Indemnified Persons. For purposes of determining the relative benefits to the Fund on the one hand, and the Liquidity Provider on the other, under the proposed transactions giving rise to or contemplated by this Agreement, such benefits shall be deemed to be in the same proportion as (i) the total value received or proposed to be received by the Fund pursuant to the transactions, whether or not consummated, for which the Liquidity Provider is providing services as provided in this Agreement bears to (ii) the fees paid or proposed to be paid by the Fund or on the Fund's behalf to the Liquidity Provider in connection with the proposed transactions giving rise to or contemplated by this Agreement. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation. The indemnity, reimbursement and contribution obligations under this Agreement shall be in addition to any rights that any Indemnified Person may have at common law or otherwise.

(d)   If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Person proposes to demand indemnification, it shall notify the indemnifying party with reasonable promptness; provided, however, that any failure by such Indemnified Person to notify the indemnifying party shall not relieve the indemnifying party from its obligations hereunder (except to the extent that the indemnifying party is materially prejudiced by such failure to promptly notify). The indemnifying party shall be entitled to assume the defense of any such action, suit, proceeding or investigation, including the employment of counsel reasonably satisfactory to the Indemnified Person. The Indemnified Person shall have the right to counsel of its own choice to represent it, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the indemnifying party has failed promptly to assume the defense and employ counsel reasonably satisfactory to the Indemnified Person in accordance with the preceding sentence or (ii) the Indemnified Person shall have been advised by counsel that there exist actual or potential conflicting interests between the indemnifying party and such Indemnified Person, including situations in which one or more legal defenses may be available to such Indemnified Person that are different from or additional to those available to the indemnifying party; provided, however, that the indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations be liable for fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Persons of the other party; and such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the indemnifying party and any counsel designated by the indemnifying party.

Each party further agrees that it will not, without the prior written consent of the other party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of each other Indemnified Person from all liability and obligations arising therefrom. The Fund further agrees that neither the Liquidity Provider, nor any of its affiliates, nor any directors, officers, partners, employees, agents, representatives or control persons of the Liquidity Provider or any of its affiliates shall have any liability to the Fund arising out of or in connection with the proposed transactions giving rise to or contemplated by this Agreement except for such liability for losses, claims, damages, liabilities or expenses to the extent they have resulted from the Liquidity Provider's gross negligence, bad faith or willful misconduct. No party shall be responsible or liable to the other party or any other person for consequential, special or punitive damages which may be alleged as a result of this Agreement.

(e)   Nothing in this Section is intended to limit any party's obligations contained in other parts of this Agreement or the VRDP Shares. Neither the Fund nor the Liquidity Provider will refer to the other in any materials used in marketing the VRDP Shares other than the Offering Memorandum without the prior written consent of the other.

SECTION 8.04   *Amendments and Waivers.*

Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Fund and the Liquidity Provider.

SECTION 8.05   *Successors and Assigns.*

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Neither party hereto may assign or otherwise transfer any of its rights under this Agreement, by operation of law or otherwise, without the prior written consent of the other party. Any assignment without such prior written consent shall be void.

SECTION 8.06 Term of this Agreement.

(a)   Subject to subsections (b) and (c) below, this Agreement shall terminate on the later of (i) the earliest of (x) the Scheduled Termination Date (as such date may be extended in accordance with Section 2.02 hereof) and (y) the reduction of the Available Commitment of the Liquidity Provider to zero; and (ii) the date of payment of all sums payable by the Liquidity Provider pursuant to the VRDP Shares Purchase Agreement (irrespective of the Liquidity Provider's obligations under Section 2.05 of the VRDP Shares Purchase Agreement); and notwithstanding any termination of this Agreement, Section 2.05 (with respect to previously accrued but unpaid fees), Section 6.01 (p), (q) and (s), Section 6.02, Section 6.05, Section 6.06, Section 6.08, Section 6.14, Section 6.16, Section 6.17, Section 6.18, Section 6.19, Section 6.21, Section 6.22, Section 6.23 and Section 6.24 of Article VI (Covenants of the Fund), Section 8.03 (Expenses and Indemnification), Section 8.07 (Governing Law) and Section 8.08 (Waiver of Jury Trial) of this Article VIII (Miscellaneous) shall remain in full force and effect; provided that the foregoing sections of Article VI (Covenants of the Fund) shall survive termination of this Agreement only until such time that the Liquidity Provider no longer owns any VRDP Shares purchased pursuant to the Purchase Obligation and Section 8.15 shall only remain in full force and effect for one (1) year after termination of this Agreement.

(b)   Notwithstanding the foregoing, (i) the Fund may terminate this Agreement prior to the Scheduled Termination Date (as such date may be extended in accordance with Section 2.02 hereof) in accordance with this Section 8.06(b) as of the Liquidity Provider Ratings Event Termination Date specified by notice in writing to the Liquidity Provider following the occurrence of a Liquidity Provider Ratings Event or (ii) this Agreement shall terminate prior to the Scheduled Termination Date (as such date may be extended in accordance with Section 2.02 hereof) as of a Related Party Termination Date upon the occurrence of a Related Party Termination Event; provided that, notwithstanding any termination of this Agreement, Section 6.01 (p), (q) and (s), Section 6.02, Section 6.05, Section 6.06, Section 6.08, Section 6.14, Section 6.16, Section 6.17, Section 6.18, Section 6.19, Section 6.21, Section 6.22, Section 6.23 and Section 6.24 of Article VI (Covenants of the Fund), Section 8.03 (Expenses and Indemnification), Section 8.07 (Governing Law) and Section 8.08 (Waiver of Jury Trial) of this Article VIII (Miscellaneous) shall remain in full force and effect; provided that the foregoing sections of Article VI (Covenants of the Fund) shall survive termination of this Agreement only until such time that the Liquidity Provider no longer owns any VRDP Shares purchased pursuant to the Purchase Obligation and Section 8.15 shall only remain in full force and effect for one (1) year after termination of this Agreement.

(c)   No expiration or termination of this Agreement shall be effective, so long as VRDP Shares are Outstanding, until the completion of a Mandatory Purchase in respect thereof, if then required under the Articles Supplementary, including the purchase by the Liquidity Provider of any VRDP Shares required to be purchased by it as a result thereof pursuant to the VRDP Shares Purchase Agreement.

SECTION 8.07   *Governing Law.*

This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to conflicts of laws principles that would require the application of the laws of another jurisdiction.

THE PARTIES HERETO HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK AND ANY APPELLATE COURT FROM ANY THEREOF IN CONNECTION WITH ANY DISPUTE RELATED TO THIS AGREEMENT OR ANY MATTERS CONTEMPLATED HEREBY.

SECTION 8.08   *Waiver of Jury Trial.*

The Fund and the Liquidity Provider hereby waive trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other on any matters whatsoever arising out of or in any way connected with this Agreement.

SECTION 8.09   *Counterparts.*

This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

SECTION 8.10   *Beneficiaries.*

This Agreement is not intended and shall not be construed to confer upon any Person other than the parties hereto and their successors and permitted assigns any rights or remedies hereunder.

SECTION 8.11   *Entire Agreement.*

This Agreement shall constitute the entire agreement and understanding between the parties hereto with respect to the matters set forth herein and shall supersede any and all prior agreements and understandings relating to the subject matter hereof.

SECTION 8.12   *Inconsistency Between Documents.*

In the event of any inconsistency between this Agreement and the Articles Supplementary, including with respect to the taking of any action or the consent required for any such action, this Agreement shall govern.

SECTION 8.13   *Regulatory Matters.*

Each party hereto acknowledges and agrees that it shall not be a condition precedent to the Purchase Obligation that any seller of VRDP Shares demonstrate or account for any loss.

SECTION 8.14 Nonpetition Covenant.

Notwithstanding any prior termination of this Agreement, Bank of America, N.A., solely in its capacity as Liquidity Provider, hereby covenants and agrees that it shall not, prior to the date which is one year and one day after the redemption and the payment in full of the VRDP Shares and all accumulated dividends, petition or otherwise invoke the process of any court or government authority for the purpose of commencing a case against the Fund under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, director, custodian, sequestrator or other similar official of the Fund or any substantial part of the property of the Fund; provided, however, that nothing in this provision shall preclude, or be deemed to stop, the Liquidity Provider from taking any action prior to the expiration of the aforementioned one year and one day period in (x) any case or proceeding voluntarily filed or commenced by the Fund, (y) any involuntary insolvency proceeding filed or commenced against the Fund by a Person other than the Liquidity Provider, or (z) with respect to its rights or preferences as a Beneficial Owner or Holder of VRDP Shares.

SECTION 8.15 Confidentiality.

All information, whether oral, written, via computer disk or electronic media or otherwise, to which it is given access or is made available to it by the other party (including by such other party's agents and representatives) in connection with the transactions contemplated by this Agreement or any other Related Document is referred to as "**Confidential Information**". Confidential Information shall include, without limitation, all technology, processes, trade secrets, contracts, proprietary information, portfolio information, historical and projected financial information, operating data and organizational cost structures, strategic or management plans, customer information and customer lists, whether received before or after the date hereof. Confidential Information shall also include information of or relating to any parent, subsidiary or affiliate of a party.

Each party agrees to hold all Confidential Information in confidence, that it will not disclose any Confidential Information to any Person, other than (i) directors, trustees, officers, employees, agents or representatives (including those of a legal nature) (collectively, the "**Representatives**") or (ii) any affiliates of such party (including the Representatives of any such affiliates), who have a need to know such information in connection with the transactions contemplated by this Agreement or any other Related Document (the "**Transactions**"), and that it will not use any such Confidential Information for purposes other than in connection with the Transactions. Notwithstanding the restrictions listed in the preceding sentence, copies of the Related Documents, Remarketing Memorandum or Remarketing Materials may be distributed to prospective investors in tender option bond trusts (or similar investment vehicles) into which the VRDP Shares have or may be deposited for the purpose of such investor's evaluation of an investment in such tender option bond trust (or similar investment vehicle). For the avoidance of doubt, any Ratings Agency rating the VRDP Shares at the request of the Fund shall not be deemed to be a Representative for purposes of this Section 8.15 and will not be subject to the obligations of this Section 8.15. Each party agrees to inform its Representatives and affiliates, and cause its affiliates to inform the Representatives of such affiliates, of the confidential and valuable nature of the Confidential Information and of its obligations under this Section 8.15. Each party shall be responsible and liable for any breach of this Section 8.15 by its Representatives, affiliates and

Representatives of its affiliates. Each party agrees to use reasonable care and implement reasonable controls, but in all events at least the same degree of care and controls that it uses to protect its own confidential and proprietary information of similar importance, to prevent the unauthorized use, disclosure or availability of Confidential Information.

It is understood and agreed that no information shall be within the protection of this Section 8.15 where such information: (a) is or becomes publicly available through no fault of either party, its Representatives, its affiliates or the Representatives of such affiliates, (b) is authorized to be released by the disclosing party, (c) is rightly obtained from a third party, who, to the receiving party's knowledge, is not under obligation of confidentiality, (d) is required to be disclosed as a matter of law or legal process or (e) is made available to any regulatory body. Furthermore, the obligations of confidentiality set out in this Section 8.15 shall not extend to Confidential Information that is disclosed to Holders or Beneficial Owners or potential Holders or Beneficial Owners, in each case in their capacity as such, in the Remarketing Memorandum or the Remarketing Materials, in notices to Holders or Beneficial Owners pursuant to one or more of the Related Documents or pursuant to the Fund's or the Liquidity Provider's informational obligations under Rule 144A(d)(4) or other reporting obligation of the Securities and Exchange Commission.

In the event that either party to this Agreement or any of its Representatives become legally compelled (by deposition, interrogatory, request for documents, subpoena, regulatory request or demand, civil investigative demand or similar process ("**Legal Process**")) to disclose any of the Confidential Information, such party may disclose such Confidential Information to the extent legally required; provided, however, that the Liquidity Provider shall, to the extent permitted by law, rule and regulation and reasonably practicable, notify the Fund prior to such disclosure by the Liquidity Provider so that the Fund may seek, at the Fund's expense, a protective order or other appropriate remedy; provided, further, that the Liquidity Provider will have no liability to the Fund for failure to provide such notice. In the absence of such protective order, other remedy or waiver by the Fund, the Liquidity Provider may disclose such Confidential Information to the extent legally required. Notwithstanding anything to the contrary contained herein, either party and its affiliates may disclose Confidential Information, without notice to the other party, to any governmental agency, regulatory authority or self- regulatory authority (including, without limitation, bank and securities examiners) having or claiming to have authority to regulate or oversee any aspect of the party's business or that of its affiliates in connection with the exercise of such authority or claimed authority. Nothing herein shall require a party to fail to honor any Legal Process on a timely basis.

In the event that this Agreement is terminated, or at any time upon request, each party agrees to return promptly or destroy all copies of the Confidential Information without retaining any copies thereof and to destroy all copies of any analyses, compilations, studies or other documents prepared by it or for its use containing or reflecting any Confidential Information. Provided however each party will be permitted to retain all or any portion or the Confidential Information to comply with its governing laws, regulations or internal policies. Such Confidential Information shall remain subject to the confidentiality obligations set forth in this Section 8.15.

The Liquidity Provider and its affiliates will not be precluded in any manner or in any way from providing, arranging or participating in any financing for, providing advisory or other services to third parties in, or acting as a principal in, transactions which may involve the Fund or any other party; provided that, the Liquidity Provider and its affiliates do not disclose any Confidential Information in connection therewith.

Notwithstanding anything to the contrary contained in this Agreement or any other express or implied agreement to the contrary, each party (and its Representatives and affiliates) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the VRDP Shares and all materials of any kind that are provided to the party relating to such tax treatment and tax structure (as such terms are defined in U.S. Treasury regulation section 1.6011-4).

Inasmuch as any breach of this Section 8.15 may result in immediate and irreparable injury, it is recognized and agreed that each party shall be entitled to equitable relief, including injunctive relief and specific performance, in addition to all other remedies available at law. Further, all obligations, rights and remedies hereunder shall survive any return or destruction of the Confidential Information and any termination of this Agreement; provided, however, that all obligations, rights and remedies hereunder shall survive the termination of this Agreement and remain in full force and effect for one (1) year after the termination of this Agreement.

It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege under this Section 8.15 shall operate as a waiver hereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege under this Section 8.15.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BLACKROCK MUNICIPAL CREDIT ALPHA PORTFOLIO, INC.

By: /s/ Stephen Minar_____
      Name: Stephen Minar
      Title: Vice President

BANK OF AMERICA, N.A.

By: _____
      Name:
      Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BLACKROCK MUNICIPAL CREDIT ALPHA PORTFOLIO, INC.

By: _____
    Name:
    Title:

BANK OF AMERICA, N.A.

By: /s/ Michael Jentis_____
    Name: Michael Jentis
    Title: Managing Director

_____

SCHEDULE I

LITIGATION

None

SCHEDULE II

TERMS OF THE CURRENT SPECIAL RATE PERIOD

ARTICLE I
DEFINITIONS

The following defined terms shall apply to this Agreement only during the Current Special Rate Period:

"**Affiliate**" means, for purposes of Section 3.01, 3.02 and 3.04 of this Schedule II, with respect to a Person, (i) any other Person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such Person or (ii) any other Person who is a director, trustee, officer, employee or general partner (a) of such Person, (b) of any majority-owned subsidiary or parent company of such Person or (c) of any Person described in clause (i) above. For the purposes of this definition, "control" of a Person shall mean the power, direct or indirect, (x) to vote more than 25% of the securities having ordinary voting power for the election of directors or trustees of such Person or (y) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise. For the avoidance of doubt, the term "Affiliate" shall include a TOB Trust of which BANA and/or one or more of its Affiliates collectively owns a majority of the residual interests.

"**Applicable Law**" means the laws of the State of Maryland (including, without limitation, the Maryland General Corporation Law) and the federal law of the United States of America (including, without limitation, the 1940 Act).

"**BANA**" means, unless the context indicates otherwise, Bank of America, N.A., in its individual capacity and not in its capacity as Liquidity Provider.

"**Excluded Transfer**" means any transfer of VRDP Shares (a) to a TOB Trust in which BANA and/or its Affiliates collectively own all of the residual interests, (b) in connection with a distribution in-kind to the holders of securities of or receipts representing an ownership interest in any TOB Trust in which BANA and/or its Affiliates own collectively all of the residual interests, provided that such distribution in-kind is pursuant to a mandatory termination of such TOB Trust under the documents governing such TOB Trust and such mandatory termination results from objective events or conditions outside of the control of BANA, its Affiliates and any holder of ownership interest in such TOB Trust, (c) in connection with a repurchase financing transaction, (d) relating to a collateral pledge arrangement, (e) to a Person who, after giving effect to such transfer, together with any affiliated person (as defined in the 1940 Act) of such Person, will own, hold or control with power to vote, not more than 25% of the Outstanding VRDP Shares or (f) to BANA or an Affiliate of BANA.

"**Maximum Rate**," "**SRP Applicable Rate**" and "**SRP Calculation Date**" shall have the meaning given to such terms in the Current Notice of Special Rate Period.

ARTICLE II
FEES DURING CURRENT SPECIAL RATE PERIOD; CALCULATION OF DIVIDENDS, AND OPTIONAL AND MANDATORY TENDERS

(a)   The fee rate of 0.70% set forth in Section 2.05(a) of this Agreement replaced with a fee rate of 0.01% per annum during the Current Special Rate Period.

(b)   Section 2.07 of this Agreement shall not be applicable during the Current Special Rate Period.

(c)   For the avoidance of doubt, during the Current Special Rate Period, the dividend rate on the VRDP Shares shall be calculated in accordance with the Current Notice of Special Rate Period attached as Annex A to this Schedule II.

(e)   During the Current Special Rate Period, Beneficial Owners and Holders shall not have the right to tender their VRDP Shares for Remarketing pursuant to an Optional Tender.

(f)   During the Current Special Rate Period, there shall be no Mandatory Tender Events or Mandatory Tenders or any consequences or penalties as a result of there being no Mandatory Tender Events or Mandatory Tenders.

(g)   Section 2 of Exhibit D to this Agreement shall be inapplicable during the Current Special Rate Period.

ARTICLE III
ADDITIONAL PROVISIONS APPLICABLE DURING SPECIAL RATE PERIOD

Except as otherwise expressly provided herein, each of the provisions of this Article III shall be applicable only during the Current Special Rate Period.

SECTION 3.01.   **Voting Rights.**

(a)   From (and including) the first day of the Current Special Rate Period to (and excluding) the last day thereof, and for so long as BANA together with any of its Affiliates individually or in the aggregate own at least 20% of the Outstanding VRDP Shares and the Fund has not failed to pay dividends on the VRDP Shares for two years, BANA, to the extent it owns any VRDP Shares, shall enter into and maintain, and cause such Affiliates that own any VRDP Shares to enter into and maintain, in full force and effect a voting trust agreement in substantially the form attached as Annex B to this Schedule II (a "**Voting Trust Agreement**") and thereby convey into the voting trust governed by the Voting Trust Agreement) (the "**Voting Trust**"), the right to vote all of its VRDP Shares owned by it and such Affiliates as of the first day of the Current Special Rate Period or acquired any time thereafter and so owned, with respect to:

> i.   the election of the two members of the Board for which Holders of VRDP Shares are exclusively entitled to vote under Section 18(a)(2)(C) of the 1940 Act and all other rights given to Holders of VRDP Shares with respect to the election of the Board of the Fund;

ii.   the conversion of the Fund from a closed-end management investment company to an open-end fund, or to change the Fund's classification from diversified to non-diversified, each pursuant to Section 13(a)(1) of the 1940 Act (any of the foregoing, a "**Conversion**"), together with any additional voting or consent right under the Articles Supplementary that relates solely to any action or amendment to the Articles Supplementary that is so closely related to the Conversion that it would be impossible to give effect to the Conversion without implicating such additional voting or consent right; provided that any such additional voting or consent right shall not include any voting or consent right related to satisfying any additional term, condition or agreement which the Conversion is conditioned upon or subject to or, for the avoidance of doubt, any voting or consent right relating to any amendment or waiver of Section 6, 7 or 10 of the Articles Supplementary or any definitions relevant to any such Section;

iii.   the deviation from a policy in respect of concentration of investments in any particular industry or group of industries as recited in the Fund's registration statement, pursuant to Section 13(a)(3) of the 1940 Act (a "**Deviation**"), together with any additional voting or consent right under the Articles Supplementary that relates solely to any action or amendment to the Articles Supplementary that is so closely related to the Deviation that it would be impossible to give effect to the Deviation without implicating such additional voting or consent right; provided that any such additional voting or consent right shall not include any voting or consent right related to satisfying any additional term, condition or agreement which the Deviation is conditioned upon or subject to or, for the avoidance of doubt, any voting or consent right relating to any amendment or waiver of Section 6, 7 or 10 of the Articles Supplementary or any definitions relevant to any such Section; and

iv.   borrowing money, issuing senior securities, underwriting securities issued by other Persons, purchasing or selling real estate or commodities or making loans to other Persons other than in accordance with the recitals of policy with respect thereto in the Fund's registration statement, pursuant to Section 13(a)(2) of the 1940 Act (any of the foregoing, a "**Policy Change**"), together with any additional voting or consent right under the Articles Supplementary that relates solely to any action or amendment to the Articles Supplementary that is so closely related to the Policy Change that it would be impossible to give effect to the Policy Change without implicating such additional voting or consent right; provided that any such additional voting or consent right shall not include any voting or consent right related to satisfying any additional term, condition or agreement which the Policy Change is conditioned upon or subject to or, for the avoidance of doubt, any voting or consent right relating to any amendment or waiver of Section 6, 7 or 10 of the Articles Supplementary, Section 6.24 of this Agreement or any definitions relevant to any such section.

Each voting right set forth in clauses (i) through (iv) above is referred to herein as a "**Voting Right**."

(b)   At all times that Voting Rights are subject to the Voting Trust Agreement, BANA or its Affiliate or designee will be the registered owner or Beneficial Owner of the VRDP Shares. If any dividend or other distribution in respect of the VRDP Shares is paid, such dividend or distribution will be paid directly to BANA or its Affiliate or designee owning such VRDP Shares; provided that any additional VRDP Shares subsequently acquired by BANA or its Affiliate will become part of the VRDP Shares covered by the Voting Trust Agreement.

(c)   The Voting Rights of BANA and its Affiliates shall remain subject to the Voting Trust Agreement during the Current Special Rate Period for so long as BANA and its Affiliates collectively are the Beneficial Owners in the aggregate of 20% or more of the Outstanding VRDP Shares.

(d)   At all times that the Voting Rights are subject to the Voting Trust Agreement, BANA, to the extent it is a Beneficial Owner of any VRDP Shares, shall irrevocably appoint and constitute, and shall cause each of its Affiliates that are Beneficial Owners of any VRDP Shares (other than a TOB Trust to the extent BANA or an Affiliate (other than such trust) thereof and not such trust exercises the Voting Rights in respect of the VRDP Shares held by such trust) to irrevocably appoint and constitute the trustee under the Voting Trust Agreement (the "**Trustee**") as its attorney-in-fact and agrees, and agrees to cause each of such Affiliates, to grant the Trustee one or more irrevocable proxies with respect to the Voting Rights and further agrees, and agrees to cause each of such Affiliates, to renew any such proxies that may lapse by their terms while the VRDP Shares are still subject to the Voting Trust Agreement.

(e)   Notwithstanding the above provisions of this Section 3.01, upon the transfer of VRDP Shares during the Current Special Rate Period by BANA or any Affiliate thereof to any third party (other than a transfer to an Affiliate thereof, in which case such VRDP Shares shall remain subject to the Voting Trust Agreement), such VRDP Shares shall no longer be subject to the Voting Trust Agreement; provided, however, in connection with an Excluded Transfer:

   i.   of the type specified in clause (a) of the definition of Excluded Transfer, the VRDP Shares shall remain subject to the Voting Trust Agreement until such time as the Fund, upon the request of BANA or the relevant Affiliate, enters into a voting arrangement satisfying Section 12(d)(1)(E)(iii) of the 1940 Act;

   ii.   of the type specified in clauses (c) or (d) of the definition of Excluded Transfer, to the extent BANA or any of its Affiliates retains the right to vote or direct voting in connection with such transactions, the VRDP Shares shall remain subject to the Voting Trust Agreement until such time as there is a default by BANA or such Affiliate under the related repurchase transaction or collateral pledge arrangement; and

   iii.   of the type specified in clauses (c) or (d) of the definition of Excluded Transfer, to the extent BANA or any of its Affiliates does not retain the right to vote or direct voting of such VRDP Shares in such transactions, such transactions do not permit the removal of the VRDP Shares' rights transferred to the Voting Trust from the Voting Trust Agreement within the first 60 days of closing of such transferee becoming the Beneficial Owner of such VRDP Shares unless there is a default by BANA or such Affiliate under the related repurchase transaction or collateral pledge arrangement.

Without the prior written consent of the Fund, BANA will not agree or consent, and agrees to cause its Affiliates not to agree or consent, to any amendment, supplement, modification or repeal of the Voting Trust Agreement, nor waive any provision thereof, if any such amendment, supplement, modification, repeal or waiver would (i) adversely affect the conveyance into the Voting Trust of all Voting Rights in respect of the VRDP Shares beneficially owned by BANA or its Affiliates or the voting of such VRDP Shares in accordance with the Voting Trust Agreement and this Agreement or (ii) terminate, replace or change the Voting Consultant (as defined in the Voting Trust Agreement) or the Trustee, in each case in effect at the start of the Current Special Rate Period; provided that, in the case of any proposed amendment, supplement, modification or repeal of the Voting Trust Agreement which is a result of a change in law or regulation or in the case of any termination, replacement or change of the Voting Consultant or the Trustee, the consent of the Fund shall not be unreasonably withheld or delayed and the consent of the Fund shall otherwise be in its sole discretion.

SECTION 3.02.   **Disposition of VRDP Shares**.

(a)   BANA shall not, and shall cause its Affiliates not to, sell, transfer or otherwise dispose of any or all of the VRDP Shares owned (legally or beneficially) by it during the Current Special Rate Period without the prior consent of the Fund, unless any such sale, transfer or disposition is made in accordance with Section 3.02(b) of this Schedule II and the terms of the Current Notice of Special Rate Period.

(b)   Notwithstanding Section 2.03 of this Agreement or Section 2(n) of the VRDP Shares Remarketing Agreement, subject to paragraph (f) below, during the Current Special Rate Period, BANA and its Affiliates may sell any or all of the VRDP Shares owned by it only to Persons that BANA reasonably believes are either (i) QIBs that are registered closed-end management investment companies, the common shares of which are traded on a national securities exchange ("**Closed-End Funds**"), banks or entities that are 100% direct or indirect subsidiaries of such banks' publicly traded parent holding companies (collectively "**Banks**"), insurance companies, companies that are included in the S&P 500 Index (and their direct or indirect wholly owned subsidiaries) or registered open-end management investment companies or (ii) TOB Trusts (whether tax-exempt or taxable) in which all investors are Persons that BANA reasonably believes are QIBs that are Closed-End Funds, Banks, insurance companies, companies that are included in the S&P 500 Index (and their direct or indirect wholly owned subsidiaries) or registered open-end management investment companies (or, in the case of a TOB Trust in which an Affiliate of BANA retains a residual interest, an Affiliate of BANA that is a wholly owned direct or indirect subsidiary of Bank of America Corporation), in each case, pursuant to Rule 144A of the Securities Act or another available exemption from registration under the Securities Act, in a manner not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act. The foregoing restrictions on transfer shall not apply to any VRDP Shares that may be registered in the future under the Securities Act or any subsequent transfer of such VRDP Shares thereafter. Notwithstanding the foregoing, the Fund shall have the right of first refusal in accordance with the Right of First Refusal Procedures on all proposed transfers of Outstanding VRDP Shares from BANA or an Affiliate thereof (other than an Excluded Transfer) to an unaffiliated third party which will upon settlement result in such unaffiliated third party holding and having purchased directly or indirectly in a series of related transactions (with the actual knowledge of BANA) from BANA (or BANA's Affiliates in the aggregate), more than 25% of the Outstanding VRDP Shares; provided, that the foregoing right of first refusal shall apply in connection with the transfer of the residual interests in a TOB Trust or the equity or residual interests of any other entity formed by BANA or its Affiliates to hold the VRDP Shares that results in the indirect transfer of more than 25% of the voting rights of the Outstanding VRDP Shares to an unaffiliated third party (other than an Excluded Transfer); provided, further, that in the case of a transfer of a residual interest in a TOB Trust, the right of first refusal will apply to the residual interests and not the VRDP Shares. Any transfer in violation of this Section 3.02 shall be void *ab initio*.

(c) In connection with the right of first refusal set forth in Section 3.02(b) of this Schedule II, the following procedures shall apply (the "**Right of First Refusal Procedures**"):

i. BANA shall notify the Fund by Electronic Means of any proposed sale of VRDP Shares which would entitle the Fund to exercise its right of first refusal and such notification shall include the name and contact information of the prospective purchaser, the number of VRDP Shares subject to the proposed sale and the proposed sale price;

ii. if the Fund wishes to exercise its right of first refusal, BANA must be notified of such election by the Fund by Electronic Means within three Business Days after delivery of notice from BANA, pursuant to subparagraph (i) above (not counting the day of delivery), and the price to be paid by the Fund with respect to such transfer will be the lesser of the (x) Liquidation Preference plus accrued and unpaid dividends and (y) the proposed sale price to the unaffiliated third party, provided, however, the price to be paid by the Fund with respect to any sale of the residual interests in a TOB Trust or any sale of VRDP Shares by any TOB Trust to anyone other than BANA or its Affiliates shall be at the proposed sale price;

iii. the exercise of the right of first refusal by the Fund pursuant to subparagraph (ii) above shall be deemed to be the trade date for the purchase of the VRDP Shares by the Fund from BANA or its Affiliate, as the case may be, and the sale shall settle within 30 days after such trade date or, if the 30th day after such trade date is not a Business Day, then the next Business Day after such 30th day;

iv. if BANA does not receive an affirmative response from the Fund pursuant to subparagraph (ii) above within the required time frame, such right of first refusal shall be deemed rejected by the Fund;

v.   any VRDP Shares purchased by the Fund pursuant to its exercise of the right of first refusal in subparagraph (ii) above shall not be subject to the limitations of Section 6.15 of this Agreement, provided such VRDP Shares shall be cancelled by the Fund within one Business Day after settlement of such purchase to the extent the Fund, together with the Investment Adviser and accounts or entities over which the Fund or the Investment Adviser exercises discretionary authority, owns or controls in the aggregate more than 25% of the Outstanding VRDP Shares; and

vi.   all purchases of VRDP Shares pursuant to the Fund's right of first refusal shall be made only out of legally available funds for the redemption of shares of the Fund under Applicable Law and the Articles Supplementary and otherwise in accordance with Applicable Law and the Articles Supplementary.

(d)   Anything herein to the contrary notwithstanding, except with respect to the deemed holding and ownership provided for above in respect of the Applicable Sections, any TOB Trust to which VRDP Shares are transferred during the Current Special Rate Period and each of the beneficial owners thereof shall, subject to the provisions of the agreements governing the TOB Trust, retain all of its other rights in respect of the VRDP Shares under the Articles Supplementary or Applicable Law, including, for the avoidance of doubt, its rights in respect of matters addressed by any of the Applicable Sections to the extent necessary for the protection or exercise of such other rights retained pursuant to this Section 3.02(d) or that are otherwise applicable as a result of the exercise of such other rights.

(e)   Notwithstanding the foregoing, in connection with the extension of, or the failure to extend, the Initial Extended Termination Date in accordance with the terms of the VRDP Shares Purchase Agreement, any VRDP Shares beneficially owned by BANA or any of its Affiliates will be deemed automatically tendered for Remarketing and, if not successfully remarketed, will be deemed owned by the Liquidity Provider and subject to redemption, on the terms set forth in the Current Notice of Special Rate Period and in the Related Documents.

SECTION 3.03.   Rating Agencies.

(a)   Notwithstanding Section 6.05 of this Agreement, during the Current Special Rate Period, the Fund will use its best efforts to maintain a long-term preferred share rating of the VRDP Shares by at least one Rating Agency, provided that the Fund shall not be required to maintain such rating at any specific ratings category level.

(b)   During the Current Special Rate Period, there shall be no other consequences, penalties or notices with respect to the withdrawal of the VRDP Shares' short-term preferred shares ratings by a Rating Agency.

(c)   Notwithstanding Section 5(d) of the Articles Supplementary, the Board of the Fund, without the approval of the Liquidity Provider or BANA, may terminate the services of any Rating Agency then providing a rating for the VRDP Shares and replace it with another NRSRO, provided that the Fund provides seven (7) days' notice by Electronic Means to the Liquidity

Provider or BANA prior to terminating the services of a Rating Agency and replacing it with another NRSRO that, at the time of such replacement has (i) published a rating for the VRDP Shares and (ii) entered into an agreement with the Fund to continue to publish such rating subject to such NRSRO's customary conditions.

(d)   (i) The Board of the Fund, without the approval of the Liquidity Provider or BANA, may terminate the services of any Rating Agency then providing a rating for the VRDP Shares without replacement, provided that (A) the Fund has given the Tender and Paying Agent, and such terminated Rating Agency, the Liquidity Provider and BANA at least 45 calendar days' advance written notice of such termination of services, (B) the Fund is in compliance with the Rating Agency Provisions of such terminated Rating Agency at the time the notice required in the preceding clause (A) is given and at the time of the termination of such Rating Agency's services, and (C) the VRDP Shares continue to be rated by at least two Rating Agencies at and after the time of the termination of such Rating Agency's services.

(ii) On the date that the notice is given as described in clause (A) of the preceding Section 3.03(c)(i) and on the date that the services of the applicable Rating Agency are terminated, the Fund shall provide the Tender and Paying Agent and such terminated Rating Agency with an officers' certificate as to the compliance with the provisions of the preceding Section 3.03(c)(i).

(e)   In the event that during the Current Special Rate Period a Rating Agency ceases to furnish a preferred share rating or the Fund terminates a Rating Agency in accordance with Section 3.03(b) or Section 3.03(c) of this Schedule II, the Fund shall no longer be required to comply with the applicable Rating Agency Provisions of the Rating Agency so ceasing to furnish a preferred share rating or so terminated and, as applicable, the Fund shall be required to thereafter comply only with the Rating Agency Provisions of each Rating Agency then providing a rating for the VRDP Shares at the request of the Fund, and any credit rating of such terminated Rating Agency, to the extent it would have been taken into account in any of the provisions for such VRDP Shares during the Current Special Rate Period, shall be disregarded, and only the credit ratings of the Rating Agencies then providing a rating for the VRDP Shares shall be taken into account for purposes of the VRDP Shares, provided that, for purposes of determining the SRP Applicable Rate applicable to a SRP Calculation Period, any designation of a Rating Agency after the SRP Calculation Date for such SRP Calculation Period will take effect on or as of the next succeeding SRP Calculation Date.

SECTION 3.04.   Information Reporting.

(a)   The Fund agrees that, during the Current Special Rate Period and so long as BANA or any Affiliate thereof is the beneficial owner of any Outstanding VRDP Shares, it will deliver, or direct the Tender and Paying Agent to deliver, to BANA and any such Affiliate:

i.   on the fifteenth (15th) day of each calendar month (each a "**Portfolio Reporting Date**"), the information set forth in Annex C to this Schedule II as of the end of the last Business Day of the calendar month immediately preceding the Portfolio Reporting Date;

ii. on each Monday, provided that if a Monday is not a Business Day, then the next succeeding Business Day, the information set forth in Annex D to this Schedule II and a calculation of the Effective Leverage Ratio and the Minimum VRDP Shares Asset Coverage of the Fund, in each case, as of the close of business on the immediately preceding Business Day; and

iii. upon the failure of the Fund to maintain the Minimum VRDP Shares Asset Coverage as required by Section 6 of Part I of the Articles Supplementary or the Effective Leverage Ratio as required by Section 6.18 of this Agreement, notice of such failure within one (1) Business Day of the occurrence thereof.

SECTION 3.05. **The Current Notice of Special Rate Period and Ambiguities**

(a) During the Current Special Rate Period, the terms and provisions of the Notice of Current Special Rate Period shall be deemed a part of the Articles Supplementary.

(b) In the event of any conflict between the terms of the Current Notice of Special Rate Period and the terms of this Schedule II or the Related Documents (as amended by any amendments thereto), the terms of the Current Notice of Special Rate Period shall govern.

ANNEX A TO SCHEDULE II

CURRENT NOTICE OF SPECIAL RATE PERIOD

[Attached]

ANNEX B TO SCHEDULE II

FORM OF VOTING TRUST AGREEMENT

[Attached]

[BofA to provide.]

ANNEX C TO SCHEDULE II

PORTFOLIO INFORMATION

Reporting as of:______________

TOB Floaters: $______________

CUSIP	Portfolio Name	Description	Market Value	Payment Default (Yes/No)	Par Value	Rating	State
09263U205	[●]	[●]	[●]	[●]	[●]	[●]	[●]

ANNEX D TO SCHEDULE II

EFFECTIVE LEVERAGE RATIO AND ASSET COVERAGE INFORMATION

EFFECTIVE LEVERAGE RATIO TEST

Preferred Shares Outstanding -	[●]
Accrued Dividends	[●]
Total Preferred Liability	[●]
Preferred Shares Outstanding - VRDP	[●]
Accrued Dividends	[●]
Total Debt Senior Securities	[●]
Floaters Issued by the Fund	[●]
Repurchase Obligations	[●]
Market Value of Total Assets	[●]
Total Market Value of Total Assets	[●]
NOTE: Derivative Termination Value of Derivatives Contract	
Effective Leverage Ratio	[●]
Pass/Fail	[●]

ASSET COVERAGE RATIO TEST

Minimum VRDP Shares Asset Coverage	[●]
Pass/Fail	[●]

EXHIBIT A

ELIGIBLE ASSETS

On the Closing Date and at all times thereafter that the VRDP Shares Purchase Agreement is outstanding:

1. All assets in the Fund consist of "Eligible Assets", defined to consist only of the following as of the time of investment:

(a) Debt obligations

(i) "Municipal securities," defined as obligations of a State, the District of Columbia, a U.S. territory, or a political subdivision thereof and including general obligations, limited obligation bonds, revenue bonds, and obligations that satisfy the requirements of section 142(b)(1) of the Internal Revenue Code of 1986 issued by or on behalf of any State, the District of Columbia, any U.S. territory or any political subdivision thereof, including any municipal corporate instrumentality of 1 or more States, or any public agency or authority of any State, the District of Columbia, any U.S. territory or any political subdivision thereof, including obligations of any of the foregoing types related to financing a 501(c)(3) organization. Eligible Assets shall include any municipal securities that at the time of purchase are paying scheduled principal and interest or if at the time of purchase are in payment default, then in the sole judgment of the Investment Adviser are expected to produce payments of principal and interest whose present value exceeds the purchase price.

(ii) Debt obligations of the United States.

(iii) Debt obligations issued, insured, or guaranteed by a department or an agency of the U.S. Government, if the obligation, insurance, or guarantee commits the full faith and credit of the United States for the repayment of the obligation (including municipal bonds that have been pre-refunded or escrowed with securities previously referenced in this Section 1(a)(iii)).

(iv) Debt obligations of the Washington Metropolitan Area Transit Authority guaranteed by the Secretary of Transportation under Section 9 ofthe National Capital Transportation Act of 1969.

(v) Debt obligations of the Federal Home Loan Banks.

(vi) Debt obligations, participations or other instruments of or issued by the Federal National Mortgage Association or the Government National Mortgage Association.

(vii) Debt obligations which are or ever have been sold by the Federal Home Loan Mortgage Corporation pursuant to sections 305 or 306 of the Federal Home

Loan Mortgage Corporation Act.

(viii)   Debt obligations of any agency named in 12 U.S.C. § 24(Seventh) as eligible to issue obligations that a national bank may underwrite, deal in, purchase and sell for the bank's own account, including qualified Canadian government obligations.

(ix)   Debt obligations of issuers other than those specified in (i) through (viii)   above that are "investment grade" and that are "marketable." For these purposes, an obligation is:

(aa)   "marketable" if:

- it is registered under the Securities Act;

- it is offered and sold pursuant to Securities and Exchange Commission Rule 144A; 17 CFR 230.144A; or

- it can be sold with reasonable promptness at a price that corresponds reasonably to its fair value; and

(bb)   "investment grade" if:

- the obligor had adequate capacity, as determined by the Investment Adviser in its sole discretion, to meet financial commitments under the security for the projected life of the asset or exposure, which capacity is presumed if the risk of default by the obligor is low and the full and timely repayment of principal and interest is expected.

(x)   Certificates or other securities evidencing ownership interests in a municipal bond trust structure (generally referred to as a tender option bond structure) that invests in (a) debt obligations of the types described in (i) above or (b) depository receipts reflecting ownership interests in accounts holding debt obligations of the types described in (i) above.

(xi)   An asset shall not lose its status as an Eligible Asset solely by virtue of the fact that:

- it provides for repayment of principal and interest in any form including fixed and floating rate, zero interest, capital appreciation, discount, leases, and payment in kind; or

- it is for long-term or short-term financing purposes.

(b)   Derivatives

        (i)   Interest rate derivatives;

        (ii)   Swaps, futures, forwards, structured notes, options and swaptions related to Eligible Assets or on an index related to Eligible Assets; or

        (iii)   Credit default swaps.

(c)   Other Assets

        (i)   Shares of other investment companies (open- or closed-end funds and ETFs) the assets of which consist entirely of either (a) Eligible Assets, or (b) "Eligible securities" permitted for investment by a "Tax exempt fund" as defined under SEC Rule 2a-7, based on the Investment Adviser's assessment of the assets of each such investment company taking into account the investment company's most recent publicly available schedule of investments and publicly disclosed investment policies.

        (ii)   Cash.

        (iii)   Repurchase agreements on assets described in (a) above.

        (iv)   Taxable fixed-income securities, for the purpose of influencing control of an issuer whose municipal bonds (a) the Fund already owns and (b) have deteriorated or are expected shortly to deteriorate that such investment should enable the Fund to better maximize its existing investment in such issuer, provided that the Fund may invest no more than 0.5% of its total assets in such securities.

(d)   Other assets, upon written agreement of the Liquidity Provider that such assets are eligible for purchase by the Fund.

2.   The Fund will provide the following information at the Closing Date (for purposes of the information to be provided at the Closing Date, such information shall be as of a date no earlier than two days prior to the Closing Date), and within 10 days after the end of every calendar quarter thereafter for every debt security in the Fund:

(a)   The identity of each portfolio holding (including the name of the issuer and obligor and the security and CUSIP Number);

(b)   The par value for each portfolio holding; and

(c)   The identity of any portfolio holding that is in payment default.

3.   The Fund will purchase Eligible Assets (primarily Municipal Obligations) for its portfolio based upon the Investment Adviser's assessment of an asset's relative value in terms of current yield, price, credit quality, and future prospects; and will monitor the continued creditworthiness of its portfolio investments and analyze economic, political and demographic

trends affecting the markets for such assets.

4.   The Fund has instituted policies and procedures that it believes are sufficient to ensure that the Fund complies with the representations, warranties and covenants contained in Section 6.16 of this Agreement.

5.   The Fund will, upon request, provide the Liquidity Provider and its internal and external auditors and inspectors as the Liquidity Provider may from time to time designate, with all reasonable assistance and access to information and records of the Fund relevant to the Fund's compliance with and performance of the representations, warranties and covenants contained in Section 6.16 of this Agreement, but only for the purposes of internal and external audit.